                                                                   Exhibit 99.47

                            SHARE PURCHASE AGREEMENT

     THIS AGREEMENT made the 24th day of February, 2006.

AMONG:

          TRANSITION THERAPEUTICS INC., a body corporate, incorporated under the laws of the Province of Ontario (hereinafter referred to as the "PURCHASER");

                                       AND

          1255205 ONTARIO INC., a body corporate, incorporated under the laws of the Province of Ontario (hereinafter referred to as "BIO");

                                       AND

          ELLIPSIS NEUROTHERAPEUTICS INC., a body corporate, incorporated under the laws of the Province of Ontario (hereinafter referred to as "ENI");

                                       AND

          1255206 ONTARIO INC., a body corporate, incorporated under the laws of the Province of Ontario (hereinafter referred to as "HOLDCO");

                                       AND

          __, an individual resident in the City of Toronto, in the Province of Ontario ("__");

                                       AND

          __, an individual resident in the City of Toronto, in the Province of Ontario ("__");

                                       AND

          __, an individual resident in the City of Toronto, in the Province of Ontario ("__");

                                       AND

          __, an individual resident in the City of Toronto, in the Province of Ontario ("__");

          (__, __, __, and __ are collectively, hereinafter referred to as the "BIO DIRECTORS").

                                       AND

          __, an individual resident in the City of Toronto, in the Province of Ontario ("__");

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                                      -2-


                                       AND

          __, an individual resident in the City of Toronto, in the Province of Ontario ("__");

                                       AND

          __, an individual resident in the City of London, in the Province of Ontario ("__");

          (__, __, __, and __ are collectively, hereinafter referred to as the "ENI DIRECTORS");

          (__, __, __, are collectively, hereinafter referred to as the "HOLDCO DIRECTORS");

                                       AND

          __, a body corporate incorporated under the laws Ontario (the "WARRANT HOLDER");

     WHEREAS the Purchaser wishes to acquire all of the issued and outstanding securities of Bio, and, in that regard, wishes to make the Bio Offer, as defined herein, to all of the holders of such securities;

     AND WHEREAS the Purchaser wishes to acquire all of the issued and outstanding securities of ENI other than those owned by Bio and, in that regard, wishes to make the ENI Offer, as defined herein, to all holders of such securities;

     AND WHEREAS the Purchaser wishes to acquire all of the issued and outstanding securities of HoldCo pursuant to this Agreement;

     AND WHEREAS the Bio Directors have agreed to accept the Bio Offer and sell, and the Purchaser desires to purchase, their respective Bio Shares upon and subject to the terms and conditions hereinafter set forth;

     AND WHEREAS the ENI Directors have agreed to accept the ENI Offer and sell, and the Purchaser desires to purchase, their respective ENI Shares upon and subject to the terms and conditions hereinafter set forth;

     AND WHEREAS the HoldCo Directors have agreed to sell, and the Purchaser agreed to purchase, their respective HoldCo Shares upon and subject to the terms and conditions hereinafter set forth;

     THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, warranties, representations, agreements and payments herein contained, the parties hereto covenant and agree as follows:

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                                      -3-


                                   ARTICLE 1
                                 INTERPRETATION

1.1  DEFINITIONS

     In this Agreement, including the premises hereto, this article and each schedule, the words and phrases set forth below shall have the meanings ascribed thereto, namely:

(a) "AGREED REMITTANCE DATE" means the 28th day after the end of the month containing the Closing Date.

(b) "AGREEMENT" means this agreement among the Purchaser, Bio, ENI, HoldCo, the Directors, and the Warrant Holder and the expressions "above", "below", "herein", "hereto", "hereof" and similar expressions refer to this Agreement;

(c) "APPLICABLE LAW" means the applicable provisions of any law, by-law, statute, regulation, rule, ordinance, policy, order, information letter, general bulletin, guideline criteria or directive enacted or issued by any governmental or regulatory body or other duly constituted public authority (whether legislative, administrative or executive) having jurisdiction over the Purchaser, Bio, ENI, HoldCo or Directors and includes, without limitation, the applicable provisions of any permit, licence, approval or other governmental or regulatory authorization issued to the Purchaser, Bio, ENI, HoldCo, and Directors in respect of any of them;

(d)  "BIO DIRECTORS" means __, __, __, and __;

(e) "BIO FINANCIAL STATEMENTS" means the financial statements of Bio as at December 31, 2005 and for the year then ended, which are attached hereto as Schedule "A";

(f) "BIO OFFER" means an offer to purchase all of the Bio Shares, which offer is made to the Bio Directors and accepted by them under this Agreement with respect to the Bio Directors' Bio Shares and shall be made for the Bio Purchase Consideration to the Remaining Bio Shareholders substantially in the form attached hereto as Schedule "D";

(g)  "BIO PURCHASE CONSIDERATION" means __;

(h) "BIO SHAREHOLDERS" means all holders of the common shares in the capital of Bio;

(i)  "BIO SHARES" means common shares in the capital of Bio;

(j) "BUSINESS" means the business presently and heretofore carried on by Bio, ENI, and HoldCo respectively, as a going concern;

(k) "BUSINESS DAY" means a week day, excluding all statutory holidays in the City of Toronto;

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                                      -4-


(l) "CERTIFICATE" means written certification of a matter or matters of fact which, if required from a corporation, shall be made by a duly authorized officer of the corporation on behalf of the corporation and without personal liability being assumed by such officer;

(m) "CLOSING" means the closing of the purchase and sale of the Purchased Shares by the Purchaser and the payment by the Purchaser of the ENI Purchase Consideration, the Bio Purchase Consideration and the HoldCo Purchase Consideration therefore and the completion of all matters incidental thereto;

(n) "CLOSING DATE" means March 10, 2006 or such other date as the parties hereto agree;

(o) "COMFORT LETTER" means a letter addressed to the Purchaser, the Non-Resident Vendor or counsel to the Non-Resident Vendor from the CRA which provides that any amount withheld by the Purchase is to be retained and not remitted to the Receiver General of Canada until such later date as may be specified by the CRA.

(p)  "COMPLIANCE CERTIFICATE" has the meaning ascribed thereto in Section
     5.1(1);

(q)  "CRA" means the Canada Revenue Agency;

(r) "CRA REMITTANCE DATE" means the later of the Agreed Remittance Date and Such Date as may be specified later in writing by the CRA;

(s) "DEBT" means the corporation's total indebtedness, including long term debt, bank debt and working capital deficiency;

(t) "DIRECTORS" means collectively, the ENI Directors, the Bio Directors, and the HoldCo Directors;

(u)  "DOLLARS" and "$" means dollars of the lawful money of Canada;

(v)  "EFFECTIVE DATE" means the date of execution hereof;

(w)  "ENI DIRECTORS" means __, __, __, and __;

(x) "ENI FINANCIAL STATEMENTS" means the financial statements of ENI as at December 31, 2005 and for the year then ended, which are attached hereto as Schedule "B";

(y) "ENI OFFER" means an offer to purchase all of the ENI Shares, which offer is made to the ENI Directors and the Warrant Holder and accepted by them under this Agreement with respect to the ENI Directors' ENI Shares and the ENI Shares issuable to the Warrant Holder upon the exercise of the ENI warrants, and shall be made for the ENI Purchase Consideration, to the Remaining ENI Shareholders substantially in the form attached hereto as Schedule "E";

(z)  "ENI PURCHASE CONSIDERATION" means the price per ENI Share, set out in
     Article 3, to be paid by the Purchaser for the ENI Shares purchased pursuant to this Agreement;

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                                      -5-


(aa) "ENI SHAREHOLDERS" means all holders of the common shares in the capital of ENI;

(bb) "ENI SHARES" means the common shares in the capital of ENI;

(cc) "ENI WARRANTS" means warrants held by the Warrant Holder entitling it to acquire __ ENI Shares for aggregate consideration of $__;

(dd) "ESCROW AGENT" means Computershare Trust Company of Canada;

(ee) "FDA" means the United States of America Food and Drug Administration;

(ff) "HOLDCO FINANCIAL STATEMENTS" means the financial statements of HoldCo as at December 31, 2005 and for the year then ended, which are attached hereto as Schedule "C";

(gg) "HOLDCO PURCHASE CONSIDERATION" means __;

(hh) "HOLDCO DIRECTORS" means __, __, and __;

(ii) "HOLDCO SHAREHOLDERS" means all holders of the common shares in the capital of HoldCo;

(jj) "HOLDCO SHARES" means the common shares in the capital of HoldCo;

(kk) "NDA" means a New Drug Application, which is the vehicle through which drug sponsors formally propose that the FDA approve a new pharmaceutical for sale and marketing in the United States of America;

(ll) "NON-RESIDENT" shall mean not resident in Canada for the purposes of the Tax Act;

(mm) "NON-RESIDENT VENDORS" means the Vendors who tender their respective Bio Shares, ENI Shares, and HoldCo Shares in accordance with this Agreement and who are Non-Residents;

(nn) "PARTIES" means a party to this Agreement, being the Purchaser, Bio, ENI, HoldCo, Directors and the Warrant Holder and "PARTY" means any one of the Parties;

(oo) "PLACE OF CLOSING" means the offices of the Purchaser's Counsel located at Suite 4700, Toronto Dominion Tower Toronto, Ontario M5K 1E6;

(pp) "PURCHASE PRICE" means the purchase consideration paid to the Vendors in accordance with this Agreement;

(qq) "PURCHASED SHARES" means, collectively, the Bio Shares, the ENI Shares and the HoldCo Shares as tendered to the Purchaser pursuant to this Agreement;

(rr) "PURCHASER'S COUNSEL" means McCarthy Tetrault LLP;

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                                      -6-


(ss) "REGULATORY APPROVALS" means the approvals for the transactions contemplated herein required from all regulatory bodies, including the Toronto Stock Exchange;

(tt) "REMAINING BIO SHAREHOLDERS" means those individuals or corporations, other than the Bio Directors who are shareholders of Bio;

(uu) "REMAINING BIO SHARES" means __ common shares of Bio;

(vv) "REMAINING ENI SHAREHOLDERS" means those individuals or corporations, other than the Purchaser, the ENI Directors and Bio who are shareholders of ENI;

(ww) "REMAINING ENI SHARES" means __ common shares of ENI;

(xx) "ROYALTY" shall have the meaning ascribed thereto in the Form of Royalty Agreement attached hereto as Schedule "H";

(yy) "TAX ACT" shall mean the Income Tax Act (Canada) and the Income Tax Act Regulations, as amended from time to time or publicly proposed to be amended to the date of this Agreement;

(zz) "TAX AMOUNT" has the meaning ascribed thereto in Section 5.1(4);

(aaa) "TIME OF CLOSING" means 1:00 p.m. (Toronto time) on the Closing Date;

(bbb) "TRANSACTION" has the meaning ascribed thereto in Section 5.1(1);

(ccc) "TRANSITION MARKET PRICE" means the volume weighted average trading price of the Transition Shares, calculated by dividing the total value by the total volume of securities traded for the five trading days immediately preceding the date each respective milestone is met;

(ddd) "TRANSITION SHARES" means the common shares in the capital of Transition;

(eee) "TSX" means the Toronto Stock Exchange;

(fff) "U.S. LEGEND" has the meaning ascribed thereto in Section 3.4(1)(5);

(ggg) "VENDORS" means the Bio Directors, the ENI Directors, the HoldCo Directors, the Warrant Holder, the Remaining Bio Shareholders and the Remaining ENI Shareholders who tender their respective ENI Shares, Bio Shares and HoldCo Shares in accordance with this Agreement; and

(hhh) "WORKING CAPITAL" means current assets minus current liabilities, as calculated in accordance with GAAP as of February 23, 2006, as set forth in Schedule "F".

1.2  INCORPORATION OF APPENDICES

     Appended hereto and forming part of this Agreement are the following
Schedules:

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                                      -7-


          Schedule "A" - Bio Financial Statements
          Schedule "B" - ENI Financial Statements
          Schedule "C" - HoldCo Financial Statements
          Schedule "D" - Bio Offer to Purchase
          Schedule "E" - ENI Offer to Purchase
          Schedule "F" - Working Capital Calculation
          Schedule "G" - Shareholdings and Consideration to be Received Schedule "H" - Form of Royalty Agreement
          Schedule "I" - Bio Assets and Liabilities

1.3  REFERENCES

     References herein to an Article, clause, subclause, section or paragraph shall mean a reference to an Article, clause, subclause, section or paragraph within the body of this Agreement.

1.4  HEADINGS

     The headings of Articles, clauses, subclauses, sections and paragraphs herein and in the Schedules are inserted for convenience of reference only and shall not affect or be considered to affect the construction of the provisions hereof.

1.5  GENDER

     In this Agreement words importing persons include corporations, companies, individuals and other bodies corporate and vice versa, and words importing the masculine gender include the feminine and neuter genders and vice versa.

1.6  ENTIRE AGREEMENT AND AMENDMENTS

     This Agreement (including all appendices hereto) constitutes the entire agreement between the parties hereto pertaining to the Purchased Shares and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof, except as specifically set forth herein. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby.

1.7  ENUREMENT

     This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors, receivers, receiver-managers, trustees and permitted assigns.

1.8  ACCOUNTING PRINCIPLES

     Wherever in this Agreement reference is made to a calculation to be made in accordance with generally accepted accounting principles, such reference shall be deemed to be to the generally accepted accounting principles ("GAAP") from time to time approved by the Canadian

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                                      -8-


Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles.

1.9  KNOWLEDGE

     Where in this Agreement, or in any certificate or document delivered in connection herewith or to effect any of the transactions contemplated hereby, any statement, representation or warranty is made as to, or as being based on, the knowledge, information or belief of a Party, it is understood to be based on the actual knowledge, information and belief of a Party, after reasonable inquiry.

                                   ARTICLE 2
                      OFFERS, PURCHASE AND SALE AND CLOSING

2.1  PURCHASE AND SALE OF BIO SHARES

     The Bio Directors agree to sell and convey the Bio Shares to the Purchaser and the Purchaser agrees to purchase and accept the Bio Shares from the Bio Directors in accordance with and subject to the terms and conditions set forth in this Agreement.

2.2  OFFER TO REMAINING BIO SHAREHOLDERS

     The Purchaser shall, upon execution of this Agreement, make the Bio Offer to the Remaining Bio Shareholders for the Remaining Bio Shares. Bio undertakes to use its reasonable commercial efforts to ensure that the Remaining Bio Shareholders tender their Bio Shares pursuant to the Bio Offer.

2.3  PURCHASE AND SALE OF ENI SHARES

     The ENI Directors agree to sell and convey the ENI Shares to the Purchaser and the Purchaser agrees to purchase and accept the ENI Shares from the ENI Directors in accordance with and subject to the terms and conditions set forth in this Agreement.

2.4  OFFER TO REMAINING ENI SHAREHOLDERS

     The Purchaser shall, upon execution of this Agreement, make the ENI Offer to the Remaining ENI Shareholders for the Remaining ENI Shares. ENI undertakes to use its reasonable commercial efforts to ensure that the Remaining ENI Shareholders tender their ENI Shares pursuant to the ENI Offer.

2.5  PURCHASE AND SALE OF HOLDCO SHARES

     The HoldCo Directors agree to sell and convey the HoldCo Shares to the Purchaser and the Purchaser agrees to purchase and accept the HoldCo Shares from the HoldCo Directors in accordance with and subject to the terms and conditions set forth in this Agreement.

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                                      -9-


2.6  CLOSING

     Closing shall take place at the Place of Closing at the Time of Closing, or at such other place or at such other time as the Purchaser, Bio, ENI, HoldCo, Bio Directors, ENI Directors, HoldCo Directors, and the Warrant Holder may agree.

                                   ARTICLE 3
                             PURCHASE CONSIDERATION

3.1  ENI PURCHASE CONSIDERATION

(1) The ENI Directors shall sell the ENI Shares to the Purchaser and the Purchaser shall purchase the ENI Shares from the ENI Directors, effective as of the Closing Date, for the ENI Purchase Consideration upon and subject to the terms and conditions hereof.

(2) The ENI Purchase Consideration payable by the Purchaser to the ENI Directors for the ENI Shares shall be paid in the form of Transition Shares issued at the Transition Market Price as set forth in Section 3.4 hereof.

3.2  BIO PURCHASE CONSIDERATION

(1) The Bio Directors shall sell the Bio Shares to the Purchaser and the Purchaser shall purchase the Bio Shares from the Bio Directors, effective as of the Closing Date, for the Bio Purchase Consideration upon and subject to the terms and conditions hereof.

(2) The Bio Purchase Consideration payable by the Purchaser to the Bio Directors for the Bio Shares shall be paid in the form of Transition Shares issued at the Transition Market Price as set forth in Section 3.5 hereof.

3.3  HOLDCO PURCHASE CONSIDERATION

(1) The HoldCo Directors shall sell the HoldCo Shares to the Purchaser and the Purchaser shall purchase the HoldCo Shares from the HoldCo Directors, effective as of the Closing Date, for the HoldCo Purchase Consideration upon and subject to the terms and conditions hereof.

(2) The HoldCo Purchase Consideration payable by the Purchaser to the HoldCo Directors for the HoldCo Shares shall be paid in the form of Transition Shares issued at the Transition Market Price as set forth in Section 3.6 hereof.

3.4  PAYMENT OF ENI PURCHASE CONSIDERATION

(1) The ENI Purchase Consideration shall be paid by Transition through: (i) an up front payment (the "UP FRONT PAYMENT") equivalent to $__ per ENI Share in the form of __ Transition Shares for each ENI Share, (ii) a proportionate interest in the Royalty as set out in Section 3.8 of this Agreement, and (iii) future Milestone payments (payable in the form of additional Transition Shares issued at the then current Transition Market Price) equivalent to up to $__ per ENI Share as set out below:

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                                      -10-


     (a)  __ per ENI Share (the "FIRST MILESTONE");

     (b) __ per ENI share (the "SECOND MILESTONE") less the amount paid pursuant to 3.4(1)(a);

     (c) __ per ENI share (the "THIRD MILESTONE") less the amounts paid pursuant to 3.4(1)(a) and (b); and

     (d) __ per ENI share (the "FOURTH MILESTONE") less the amounts paid pursuant to 3.4(1)(a), (b) and (c);

     (the First Milestone, the Second Milestone, the Third Milestone and the Fourth Milestone are hereinafter referred to collectively as the "MILESTONES", or individually, a "MILESTONE").

(2) The Purchaser and the Vendors agree that, at Closing, the fair market value of the consideration in Section 3.4(1)(i) as set out above is $__ per ENI Share and the fair market value of the consideration in Sections 3.4(1)(ii) and 3.4(1)(iii) as set out above, is in the aggregate, $__ per ENI Share.

(3) In the event that the Transition Shares are no longer listed on a stock exchange, any remaining portion of the ENI Purchase Consideration associated with Milestones, which becomes payable pursuant to Section 3.4(1) hereof, shall be satisfied by the Purchaser through cash consideration. If the Purchaser merges with another corporation, the successor corporation (the "SUCCESSOR") will assume the payment obligations arising under this Agreement, and any such Milestone payments may, at the Successor's option, be satisfied through cash consideration or through the delivery of shares in the capital of the Successor, provided such shares are listed on a stock exchange in Canada. Further, if the Purchaser sells the ENI Shares to an arm's length party, the acquiror of such shares shall assume the Purchaser's payment obligations arising under this Agreement without any further consent of the other parties hereto.

(4) Attached as Schedule "G" hereto is a schedule reflecting the ENI Purchase Consideration payable to each ENI Shareholder assuming a Transition Market Price of $0.70.

(5) The Transition Shares issued pursuant to Section 3.4(1) shall be subject to a resale restriction period wherein on each four month anniversary of the date of issue, the resale restriction period will cease for one third of the issued shares, following which such Transition Shares will be freely tradeable. In addition to the foregoing, certificates representing Transition Shares issued to residents of the United States of America shall bear the following legend (the "U.S. LEGEND"):

     "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF TRANSITION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO

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                                      -11-


     TRANSITION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH ONE OR MORE EXEMPTIONS FROM REGISTRATION UNDER THE 1933 ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT TRANSITION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM TRANSITION, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO TRANSITION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT."

(6) Transition Shares issued pursuant to a Milestone shall be issued within 14 days of the Milestone being achieved.

3.5  PAYMENT OF BIO PURCHASE CONSIDERATION

(1) The Bio Purchase Consideration shall be paid by Transition through: (i) an up front payment (the "UP FRONT PAYMENT") equivalent to $__ per Bio Share in the form of__ Transition Shares for each Bio Share, (ii) a proportionate interest in the Royalty as set out in Section 3.8 of this Agreement, and
     (iii) future Milestone payments (payable in the form of additional Transition Shares issued at the then Transition Market Price) equivalent to up to $__ per Bio Share as set out below:

     (a)  upon the First Milestone being achieved, $__ per Bio Share;

     (b) upon the Second Milestone being achieved, $__ per Bio Share less the amount paid pursuant to 3.5(1)(a);

     (c) upon the Third Milestone being achieved, $__ per Bio Share less the amounts paid pursuant to 3.5(1)(a) and (b); and

     (d) upon the Fourth Milestone being achieved, $__ per Bio Share less the amounts paid pursuant to 3.5(1)(a), (b) and (c).

(2) The Purchaser and the Vendors agree that at Closing, the fair market value of the consideration in Section 3.5(1)(i) as set out above is $__ per Bio Share and the fair market value of the consideration in Sections 3.5(1)(ii) and 3.5(1)(iii) as set out above, is in the aggregate, $__ per Bio Share.

(3) In the event that the Transition Shares are no longer listed on a stock exchange, any remaining portion of the Bio Purchase Consideration associated with Milestones, which becomes payable pursuant to Section 3.5(1) hereof, shall be satisfied by the Purchaser through cash consideration. If the Purchaser merges with another corporation, the successor corporation (the "SUCCESSOR") will assume the payment obligations arising under this Agreement, and any such Milestone payments may, at the Successor's option, be satisfied through cash consideration or through the delivery of shares in the capital of the Successor, provided such shares are listed on a stock exchange in Canada. Further, if the Purchaser sells the Bio Shares to an arm's length party, the acquiror of such shares shall assume the Purchaser's payment obligations arising under this Agreement without any further consent of the other parties hereto.

(4) Attached as Schedule "G" hereto is a schedule reflecting the Bio Purchase Consideration payable to each Bio Shareholder assuming a Transition Market Price of $0.70.

(5) The Transition Shares issued pursuant to Section 3.5(1) in respect of the Up Front Payment only shall be subject to a resale restriction period wherein on each four month anniversary of the date of issue, the resale restriction period will cease for one third of the issued shares, following which such Transition Shares will be freely tradeable. In addition to the foregoing, certificates representing Transition Shares issued to residents of the United States of America shall bear the U.S. Legend.

(6) Transition Shares issued pursuant to a Milestone shall be issued within 14 days of the Milestone being achieved.

3.6  PAYMENT OF HOLDCO PURCHASE CONSIDERATION

(1) The HoldCo Purchase Consideration shall be paid by Transition through: (i) an up front payment (the "UP FRONT PAYMENT") equivalent to $__ per HoldCo Share in the form of __ Transition Shares for each HoldCo Share, (ii) a proportionate interest in the Royalty as set out in Section 3.8 of this Agreement, and (iii) future Milestone payments (payable in the form of additional Transition Shares issued at the then Transition Market Price) equivalent to up to $__ per HoldCo Share as set out below:

     (a)  upon the First Milestone being achieved, $__ per HoldCo Share;

     (b) upon the Second Milestone being achieved, $__ per HoldCo Share less the amount paid pursuant to 3.6(1)(a);

     (c) upon the Third Milestone being achieved, $__ per HoldCo Share less the amounts paid pursuant to 3.6(1)(a) and (b); and

     (d) upon the Fourth Milestone being achieved, $__ per HoldCo Share less the amounts paid pursuant to 3.6(1)(a)(b) and (c).

(2) The Purchaser and the Vendors agree that at Closing, the fair market value of the consideration in Section 3.6(1)(i) as set out above is $__ per HoldCo Share and the fair market value of the consideration in Sections 3.6(1)(ii) and 3.6(1)(iii) as set out above, is in the aggregate, $__ per HoldCo Share.

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                                      -13-


(3) In the event that the Transition Shares are no longer listed on a stock exchange, any remaining portion of the HoldCo Purchase Consideration associated with Milestones, which becomes payable pursuant to Section 3.6(1) hereof, shall be satisfied by the Purchaser through cash consideration. If the Purchaser merges with another corporation, the successor corporation (the "SUCCESSOR") will assume the payment obligations arising under this Agreement, and any such Milestone payments may, at the Successor's option, be satisfied through cash consideration or through the delivery of shares in the capital of the Successor, provided such shares are listed on a stock exchange in Canada. Further, if the Purchaser sells the HoldCo Shares to an arm's length party, the acquiror of such shares shall assume the Purchaser's payment obligations arising under this Agreement without any further consent of the other parties hereto.

(4) Attached as Schedule "G" hereto is a schedule reflecting the HoldCo Purchase Consideration payable to each HoldCo Shareholder assuming a Transition Market Price of $0.70.

(5) The Transition Shares issued pursuant to Section 3.6(1) shall be subject to a resale restriction period wherein on each four month anniversary of the date of issue, the resale restriction period will cease for one third of the issued shares, following which such Transition Shares will be freely tradeable. In addition to the foregoing, certificates representing Transition Shares issued to residents of the United States of America shall bear the U.S. Legend.

(6) Transition Shares issued pursuant to a Milestone shall be issued within 14 days of the Milestone being achieved.

3.7  FRACTIONAL SHARES

     Notwithstanding anything contained in this Agreement, including, without limitation, this Article 3, none of the Vendors shall be entitled to, and the Purchaser will not deliver, fractions of Transition Shares. Where the application of the provisions of this Agreement, including, without limitation,
Article 3, would otherwise result in a Vendor receiving a fraction of a Transition Share, the Vendor shall be entitled to receive that number of Transition Shares that has been rounded up to the nearest whole number of Transition Shares.

3.8  ROYALTY

     In addition to the Bio Purchase Consideration, the ENI Purchase Consideration, and the HoldCo Purchase Consideration all Bio Shareholders, ENI Shareholders, and HoldCo Shareholders, respectively, that tender their respective Bio Shares, ENI Shares and HoldCo Shares to the Purchaser in accordance with this Agreement, shall receive at Closing a royalty agreement in the form attached hereto as Schedule "H". Schedule "G" sets forth each Vendor's respective Royalty interest; each of the Vendor's interest in the Royalty is calculated assuming that all of the Bio Shares, ENI Shares and HoldCo Shares are tendered to the Purchaser. Should less than all of the Bio Shares, ENI Shares and HoldCo Shares be tendered, the Vendors' respective Royalty interests will not be increased.

3.9  POTENTIAL PRODUCT DIVESTITURE

     __.

3.10 DELIVERY OF CERTIFICATES FOR PURCHASED SHARES

     Subject to the fulfilment of all of the terms and conditions hereof, at the Time of Closing the Directors shall deliver to the Purchaser share certificates representing the Purchased Shares duly endorsed for transfer to the Purchaser, or other evidence of transfer of the Purchased Shares on the books of the Bio, ENI, and HoldCo respectively, satisfactory to the Purchaser or the Purchaser's Counsel, together with such other documentation as the Purchaser or the Purchaser's Counsel may reasonably request for the purpose of effecting the transfer and delivery of the Purchased Shares.

                                   ARTICLE 4
                                  TAX ELECTION

4.1  ELECTION UNDER SUBSECTION 85(1) OF THE TAX ACT

(1) The Purchaser will, at the request of the Vendors, jointly elect with each Vendor under subsection 85(1) of the Tax Act with respect to the sale of the Purchased Shares. Such election will be prepared by each Vendor and filed by each Vendor and the Purchaser in the form and manner and within the time prescribed by the Tax Act. The agreed amount for the purposes of paragraph 85(1)(a) of the Tax Act in respect of each such property will be such amount as is determined by each Vendor within the limits prescribed in the Tax Act.

(2) The Purchaser will, at the request of each Vendor, jointly elect with each Vendor under corresponding provisions of applicable provincial income tax legislation with respect to the sale of the Purchased Shares. The provisions of Section 4.1(1) will apply to the making of any such provincial elections, with necessary changes.

                                    ARTICLE 5
                                 WITHHOLDING TAX

5.1  WITHHOLDING TAX

(1)  The Purchaser and the Non-Resident Vendors acknowledge that, pursuant to
     Section 116 of the Tax Act, in respect of purchase and sale of the Purchased Shares contemplated herein (the "TRANSACTION"), the Purchaser is entitled to withhold and must remit to the Receiver General of Canada the prescribed percentage of the amount, if any, by which the Purchase Price payable to a Non-Resident Vendor exceeds the certificate limit set out in a certificate of compliance (a "COMPLIANCE CERTIFICATE") obtained from the CRA by a Non-Resident Vendor for the purposes of Section 116 of the Tax Act in respect of the Transaction;

(2) To ensure that the Purchaser will be able to meet its withholding requirements as outlined in Section 5.1(1) of this Agreement the Purchaser shall deposit all of the Transition

     Shares to which a Non-Resident Vendor is entitled with the Escrow Agent who will pool all such Transition Shares and the Purchaser shall be entitled to instruct the Escrow Agent to sell a sufficient number of the Transition Shares in accordance with Sections 5.1(5) and 5.1(7) of this Agreement on deposit with the Escrow Agent, net of transaction costs, to which the Non-Resident Vendor is otherwise entitled, that will enable the Purchaser to meet its withholding requirements as outlined in Section 5.1(1) of this Agreement;

(3) Notwithstanding Section 5.1(1) of this Agreement and Section 5.1(2) of this Agreement, the Purchaser and the Non-Resident Vendors acknowledge that some or all of the Non-Resident Vendors may not be able to provide a Compliance Certificate to the Purchaser at or prior to the Closing Date, and the Purchaser and the Non-Resident Vendors wish to provide a mechanism to allow the Non-Resident Vendors to attempt to obtain a Compliance Certificate prior to the expiry of the statutory period by which the remittance of the withholding taxes, if any, is required to be paid to the Receiver General of Canada;

(4) If the CRA indicates that payment of an amount (the "TAX AMOUNT") would allow the CRA to issue a Compliance Certificate with a certificate limit equal to the Purchase Price payable to a Non-Resident Vendor, the Purchaser, upon receipt of a written direction signed by the Non-Resident Vendor to that effect, shall pay the Tax Amount to the CRA from any amount so withheld or, at the request of the Non-Resident Vendor, shall release and forward the Tax Amount to the Non-Resident Vendor's counsel on the trust condition that such funds be used for the sole purpose of making the aforementioned payment to the CRA and, upon delivery of the resultant Compliance Certificate to the Purchaser, the balance of the funds so withheld shall be released to the Non-Resident Vendor;

(5) Where the Non-Resident Vendor delivers to the Purchaser a Compliance Certificate issued by the Minister of National Revenue under subsection 116(2) of the Tax Act, the Purchaser:

     (a) may, if the Purchaser has not received a Comfort Letter within 10 days prior to the Agreed Remittance Date, instruct the Escrow Agent to sell a sufficient number of the Transition Shares, to which the Non-Resident Vendor is otherwise entitled and on deposit with the Escrow Agent, to pay, net of transaction costs, the amount described in Section 5.1(5)(b) of this Agreement;

     (b) shall pay on the CRA Remittance Date to the Receiver General of Canada 25% of the amount, if any, by which the Purchase Price exceeds the certificate limit fixed in such Compliance Certificate; and

     (c) shall pay within 2 days following the CRA Remittance Date to the Non-Resident Vendor any amount that the Purchaser has withheld and is not required to pay to the Receiver General of Canada in accordance with Section 5.1(5)(b) of this Agreement;

(6) Where the Non-Resident Vendor delivers to the Company a Compliance Certificate issued by the Minister of National Revenue under subsection 116(4) of the Tax Act prior to the CRA Remittance Date, the Purchaser shall pay to the Non-Resident Vendor forthwith all amounts the Purchaser has withheld in respect of the Non-Resident Vendor;

(7) Where no Compliance Certificate has been delivered to the Purchaser by the Non-Resident Vendor, the Purchaser:

     (a) may, if the Purchaser has not received a Comfort Letter within 10 days prior to the Agreed Remittance Date, instruct the Escrow Agent to sell a sufficient number of the Transition Shares, to which the Non-Resident Vendor is otherwise entitled and on deposit with the Escrow Agent, to pay, net of transaction costs, the amount described in Section 5.1(7)(b) of this Agreement;

     (b) shall pay on the CRA Remittance Date to the Receiver General of Canada 25% of the Purchase Price payable to that Non-Resident Vendor; and

     (c) shall pay within 2 days following the CRA Remittance Date to the Non-Resident Vendor any amount that the Purchaser has withheld and is not required to pay to the Receiver General of Canada in accordance with Section 5.1(7)(b) of this Agreement;

(8) The Purchaser shall not remit the amounts referred to in Section 5.1(5) of this Agreement and Section 5.1(7) of this Agreement on the Agreed Remittance Date if a Comfort Letter is delivered to the Purchaser prior to the Agreed Remittance Date, in which case the Purchaser shall not remit such amounts prior to the CRA Remittance Date.

(9)  Any amount paid by the Purchaser to the Receiver General of Canada under
     Section 5.1(5) of this Agreement or under Section 5.1(7) of this Agreement shall constitute a payment made by the Purchaser to the Non-Resident Vendor on account of the Purchase Price.

(10) Transition Shares subject to this Article 5 hereof shall not bear the U.S. Legend or other resale restriction legend unless they are released from Escrow to the respective Non-Resident Vendor. All Transition Shares sold by the Escrow Agent pursuant to Section 5.1(5) and 5.1(7) shall not bear the U.S. Legend or other resale restriction legend.

(11) While the Escrow Agent will take reasonable steps to sell such withheld Transition Shares in an orderly manner, the Purchaser makes no assurance as to the price that will be received in respect of such sales and the Purchaser will not be liable in any manner in respect of the sale procedure, terms, timing or purchase price received for such withheld Transition Shares.

                                   ARTICLE 6
                               INTERIM OPERATIONS

6.1  NORMAL COURSE OPERATIONS

     Other than as contemplated by this Agreement, Bio, ENI and HoldCo shall, conduct all operations of Bio, ENI and HoldCo between the Effective Date and the Closing Date in the normal course, in accordance with generally accepted industry practice and in a good and efficient manner. Bio, ENI and HoldCo agree to inform the Purchaser of all material activities proposed with respect to the Business of Bio, ENI and HoldCo to take place between the Effective Date and the Closing Date.

                                   ARTICLE 7
                 TECHNICAL, OPERATING AND FINANCIAL INFORMATION

7.1  TECHNICAL AND OPERATING

     Bio, ENI and HoldCo shall, subject to any and all applicable contractual restrictions, make available to the Purchaser and its authorized representatives for inspection at a location in the City of Toronto, any and all records pertaining to operating revenues and expenses, as are in the possession of Bio, ENI or HoldCo or to which Bio, ENI or HoldCo is entitled.

7.2  ACCOUNTS

     Bio, ENI and HoldCo shall, subject to any and all contractual restrictions on it, make available to the Purchaser and its authorized representatives for inspection at a location in the City of Toronto any and all books, accounts, records and other financial, operating, marketing and other data as the Purchaser reasonably requires in connection herewith.

                                   ARTICLE 8
                             REPRESENTATIONS OF BIO

8.1  BIO REPRESENTATIONS

     Bio, with respect only to matters pertaining to itself or its activities, hereby represents and warrants to the Purchaser at the Effective Date, which representations and warranties shall also be true and correct as at the Closing Date, that:

(a) other than the Purchaser, no person, firm or corporation has any right, under preferential rights of purchase clauses or otherwise, which will not have been waived prior to the Closing Date (__), to acquire any interest in any Bio Shares by virtue of or arising from this Agreement or otherwise;

(b) no person, firm or corporation has any right, under preferential rights of purchase clauses or otherwise, which has not been waived prior to the Closing Date, to acquire any interest in any assets of Bio by virtue of or arising from this Agreement or otherwise;

(c) the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder by Bio and the consummation of transactions contemplated herein will not, as a result of Bio's involvement, violate nor be in conflict with any provision of any material agreement or instrument to which Bio is a party or is bound or, to the best of the Bio's knowledge, information and belief, any judgment, decree, order, statute, rule or regulation applicable to Bio;

(d) this Agreement has been duly executed and delivered by Bio and all documents required hereunder to be executed and delivered by Bio shall have been duly executed and delivered and this Agreement does, and such documents will, constitute legal, valid and binding obligations of Bio enforceable in accordance with their respective terms;

(e) Bio has not incurred any liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Bio, ENI, the Directors or the Warrant Holder, shall have any obligation or liability;

(f)  Bio is not a non-resident of Canada within the meaning of the Tax Act;

(g) the only assets of Bio are the shares held by it in ENI and those other assets listed in Schedule "I", and Bio has no assets or liabilities other than those listed on Schedule "I";

(h) no person, firm or corporation has any right under preferential rights of purchase clauses or otherwise which has not been waived prior to the Time of Closing to acquire any interest in the share capital of Bio save as referred to in 8.1(a) above;

(i) Bio has no subsidiary corporations and owns no shares or securities of any other entity other than __ ENI Shares and __ common shares in the capital of __ ;

(j) since its incorporation, Bio has not paid, declared or authorized any dividends or other distributions in respect of its outstanding shares;

(k) the minute book of Bio contains copies of all minutes of all meetings and the consent resolutions of the directors, committees of directors and shareholders of Bio and the registers therein are current, true and correct and, all such meetings were duly called and properly held and all such consent resolutions were properly adopted;

(l) other than as disclosed to the Purchaser in writing prior to the date hereof, Bio has no outstanding employment contracts for services, including any management, consulting, employee or labour agreements or arrangements and no payments have been made or authorized since the date of Bio's Financial Statements by Bio to its former or present officers, directors, shareholders or employees, or to any person or company not dealing at arm's length (as such term is defined in the Tax Act);

(m) since the date of Bio's Financial Statements, no material liabilities or material obligations have been incurred or authorized by Bio, except as disclosed herein or otherwise to the Purchaser in writing;

(n) Bio is not a party to any agreement of guarantee, indemnification or assumption of the obligations of a third party, or other like commitment, including endorsements or other contingent liabilities, other than as disclosed in Bio's Financial Statements;

(o)  Bio is not a reporting issuer in any jurisdiction;

(p) there is not a published market in respect of the securities that comprise the Purchased Shares or those subject to the Bio Offer;

(q)  the number of holders of Bio Shares is not more than 50;

(r) there are no legal or governmental proceedings pending or, to the knowledge of Bio, contemplated or threatened to which Bio is a party;

(s) Bio's Financial Statements attached hereto as Schedule "A" present fairly the assets and liabilities of Bio as at their date, and include all material liabilities as at their date, and there has not been any material adverse change in the financial position of Bio since such date, other than as previously disclosed in writing to the Purchaser or in connection with factors affecting the biotechnology industry in general, and, Bio's Financial Statements have been prepared in accordance with GAAP;

(t) Bio is not now a party to any bonus, pension, profit sharing, deferred compensation, retirement, hospitalization insurance, medical insurance or similar plan or practice, formal or informal, in effect with respect to any employees or others, other than as set out in the minutes of the directors of Bio or previously disclosed in writing to the Purchaser;

(u) there are no amounts payable by Bio under any obligations or liabilities of Bio to pay any amount to its officers, directors, employees or consultants on the change of control of Bio pursuant to any consulting agreements. No severance is payable or owing to any director, officer or employee, or consultants to Bio;

(v) there are no shareholder loans, bonuses or salaries owing by Bio to any person, including, without limitation, the Bio Directors or any officer, employee or consultant of Bio;

(w) Bio has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which the Purchaser shall have any obligation or liability;

(x) except as previously disclosed to the Purchaser, all material laws, regulations and orders of all governmental agencies having jurisdiction over Bio have been materially complied with by Bio and Bio has not received notice of and is not otherwise aware of any material default or material non-compliance with any such law, regulation or order of any governmental agency, whereby such default would have a material adverse effect on Bio;

(y) Bio is a corporation duly incorporated and validly subsisting under its jurisdiction of incorporation and has the corporate power to execute this Agreement, and to carry on its business as now conducted by it and Bio is duly registered to carry on business in each jurisdiction as the nature of its business requires;

(z) Bio has authorized capital of consisting of an unlimited number of common shares;

(aa) the only outstanding securities of Bio of any class are __ common shares and there are no other outstanding securities, subscriptions, rights, warrants or other agreements or commitments obligating Bio to sell or issue any additional shares of any class or securities convertible into any share of any class, other than the rights referred to in subsection 8.1(a), which will be exercised prior to the Closing Date;

(bb) the working capital of Bio, as calculated in accordance with GAAP is __;

(cc) Bio has the requisite power and authority to enter into this Agreement and the perform its obligations hereunder;

(dd) all necessary corporate action will have been taken by Bio at the Closing Date to authorize the execution and delivery of this Agreement by it and all other agreements and instruments contemplated by this Agreement;

(ee) Bio has sufficient reserves in its account for all taxes exigible from it or for the collection of which it is responsible under the laws of Canada or any other jurisdiction, in the case of taxes on income, in respect of all fiscal years ended since its incorporation and adequate provision has been made on the books of Bio for taxes payable for the current period for which tax returns are not yet required to be filed;

(ff) there are no existing or contingent liabilities or obligations (including but not limited to make royalty payments) under the Research Collaboration Agreement dated November 30, 1999 between Bio and __ (the "__ AGREEMENT"), nor were any Jointly Owned Inventions (as defined in the __ Agreement) developed thereunder; and

(gg) prior to Closing, the directors of Bio will have consented to the transfer of the Bio Shares pursuant to this Agreement.

                                   ARTICLE 9
                             REPRESENTATIONS OF ENI

9.1  ENI REPRESENTATIONS

     ENI, with respect only to matters pertaining to itself or its activities, hereby represents and warrants to the Purchaser at the Effective Date, which representations and warranties shall also be true and correct as at the Closing Date, that:

(a) other than the Purchaser and the Warrant Holder, no person, firm or corporation has any right, under preferential rights of purchase clauses or otherwise, which has not been waived prior to the Closing Date, to acquire any interest in any ENI Shares by virtue of or arising from this Agreement or otherwise;

(b) no person, firm or corporation has any right, under preferential rights of purchase clauses or otherwise, which has not been waived prior to the Closing Date, to acquire any interest in any of the assets of ENI by virtue of or arising from this Agreement or otherwise;

(c) the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder by ENI and the consummation of transactions contemplated herein will not, as a result of ENI's involvement, violate nor be in conflict with any provision of any material agreement or instrument to which ENI is a party or is bound or, to the best of the ENI's knowledge, information and belief, any judgment, decree, order, statute, rule or regulation applicable to ENI;

(d) this Agreement has been duly executed and delivered by ENI and all documents required hereunder to be executed and delivered by ENI shall have been duly executed and delivered and this Agreement does, and such documents will, constitute legal, valid and binding obligations of ENI enforceable in accordance with their respective terms;

(e) ENI owns, or has obtained valid and enforceable licenses for, or other rights to use, the inventions, patent applications, patents, trademarks (both registered and unregistered), trade-names, copyrights, trade secrets and other proprietary information as being owned or licensed by them or having other rights to use, except where the failure to own, license or have such rights would not, individually or in the aggregate, have a material adverse effect (collectively, the "INTELLECTUAL PROPERTY"); ENI has no knowledge that ENI lacks or will be unable to obtain any rights or licenses to use all Intellectual Property necessary for the conduct of its business (including the commercialization of ENI's product candidates); ENI has no knowledge of third parties who have rights to any Intellectual Property, to ENI's knowledge, there is no infringement by third parties of any Intellectual Property; there is no pending or, to ENI's knowledge, threatened action, suit, proceeding or, to ENI's knowledge, claim by others challenging ENI's rights in or to any Intellectual Property and ENI is unaware, after reasonable inquiry, of any facts which form a reasonable basis for any such claims; there is no pending or, to ENI's knowledge, threatened action, suit, proceeding or, to ENI's knowledge, claim by others challenging the validity or enforceability of any Intellectual Property, and ENI is unaware of any finding of unenforceability or invalidity of the Intellectual Property; there is no pending, or to ENI's knowledge, threatened action, suit, proceeding or, to ENI's knowledge, claim by others that ENI or the Intellectual Property infringes or otherwise violates (or would infringe or otherwise violate upon commercialization of ENI's products under development) any patent, trademark, copyright, trade secret or other proprietary rights of others;

(f) the clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by ENI or in which ENI or its products under development have participated, or if still pending, are being conducted in accordance with good clinical practice (GCP) and medical standard-of-care procedures; ENI has operated and currently is in compliance in all material respects with all applicable rules, regulations and policies of the Therapeutic Products Program of Canada, the US Food and Drug Administration or any other regulatory or governmental agency having jurisdiction over ENI or its activities; __;

(g) except in compliance with applicable legislation, ENI has not used any of its property or facilities to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances ("HAZARDOUS SUBSTANCES") in a manner that could reasonably be expected to result in a material adverse effect;

(h) except in compliance with applicable legislation, ENI has not caused or permitted the release, in any manner whatsoever, of any Hazardous Substances on or from any of its properties or assets or any such release on or from a facility owned or operated by third parties but with respect to which ENI is or may reasonably be alleged to have material liability or has received any notice that it is potentially responsible for a federal, provincial, municipal or local cleanup site or corrective action under any applicable laws, statutes, ordinances, bylaws, regulations or any orders, directions or decisions rendered by any ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to or dealing with Hazardous Substances in a manner that could reasonably be expected to result in a material adverse effect;

(i) ENI has not incurred any liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Bio, ENI, the Directors, or the Warrant Holder shall have any obligation or liability;

(j) there are no actions, suits, proceedings or claims existing or, to the best of the knowledge, information and belief of ENI, pending or threatened with respect to or in any manner challenging respective ownership of the ENI Shares or the sale of the ENI Shares pursuant to this Agreement;

(k) there are no actions, suits, proceedings or claims existing or, to the best of the knowledge, information and belief of ENI, pending or threatened, which might reasonably be expected to result in a material impairment or loss of such the ENI Directors' interest in the ENI Shares, and there is no particular circumstance, matter or thing known to ENI which could reasonably be anticipated to give rise to any such action, suit, proceeding or claim;

(l)  ENI is not a non-resident of Canada within the meaning of the Tax Act;

(m) the business of ENI has been carried on in the ordinary course of the biotechnology industry since the date of incorporation;

(n) no person, firm or corporation has any right under preferential rights of purchase clauses or otherwise which has not been waived prior to the Time of Closing to acquire any interest in the share capital of ENI;

(o) ENI has no subsidiary corporations and owns no shares or securities of any other entity other than Transition Shares;

(p) since its incorporation, ENI has not paid, declared or authorized any dividends or other distributions in respect of its outstanding shares;

(q) the minute book of ENI contains copies of all minutes of all meetings and the consent resolutions of the directors, committees of directors and shareholders of ENI and the registers therein are current, true and correct and all such meetings were duly called and properly held and all such consent resolutions were properly adopted;

(r) other than as disclosed to the Purchaser in writing prior to the date hereof, ENI has no outstanding employment contracts for services, including any management, consulting, employee or labour agreements or arrangements and no payments have been made or authorized since the date of ENI's Financial Statements by ENI to its former or present officers, directors, shareholders or employees, or to any person or company not dealing at arm's length (as such term is defined in the Tax Act);

(s) since the date of ENI's Financial Statements, no material liabilities or material obligations have been incurred or authorized by ENI, except as disclosed herein or otherwise to the Purchaser in writing;

(t) ENI is not a party to any agreement of guarantee, indemnification or assumption of the obligations of a third party, or other like commitment, including endorsements or other contingent liabilities, other than as disclosed in ENI's Financial Statements;

(u)  ENI is not a reporting issuer in any jurisdiction;

(v) there is not a published market in respect of the securities that comprise the Purchased Shares or those subject to the ENI Offer;

(w)  the number of holders of ENI Shares is not more than 50;

(x) there are no legal or governmental proceeding pending or, to the knowledge of ENI, contemplated or threatened to which ENI is a party;

(y) ENI's Financial Statements attached hereto as Schedule "B" present fairly the assets and liabilities of ENI as at their date, and include all material liabilities as at their date, and there has not been any material adverse change in the financial position of ENI since such date, other than as previously disclosed in writing to the Purchaser or in connection with factors affecting the biotechnology industry in general, and, ENI's Financial Statements have been prepared in accordance with GAAP;

(z) ENI is not now a party to any bonus, pension, profit sharing, deferred compensation, retirement, hospitalization insurance, medical insurance or similar plan or practice, formal or informal, in effect with respect to any employees or others, other than as set out in the minutes of the directors of ENI or previously disclosed in writing to the Purchaser;

(aa) there are no amounts payable by ENI under any obligations or liabilities of ENI to pay any amount to its officers, directors, employees or consultants on the change of control of ENI pursuant to any consulting agreements. No severance is payable or owing to any director, officer, employee or consultant to, ENI;

(bb) there are no shareholder loans, bonuses or salaries owing by ENI to any person, including, without limitation, the Directors or any officer, employee or consultant of ENI;

(cc) ENI has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which the Purchaser shall have any obligation or liability;

(dd) except as previously disclosed to the Purchaser, all material laws, regulations and orders of all governmental agencies having jurisdiction over ENI have been materially complied with by ENI and ENI has not received notice of and is not otherwise aware of any material default or material non-compliance with any such law, regulation or order of any governmental agency, whereby such default would have a material adverse effect on ENI;

(ee) ENI is a corporation duly incorporated and validly subsisting under its jurisdiction of incorporation and has the corporate power to execute this Agreement, and to carry on its business as now conducted by it and ENI is duly registered to carry on business in each jurisdiction as the nature of its business requires;

(ff) ENI has authorized capital of consisting of an unlimited number of common shares;

(gg) the only outstanding securities of ENI of any class are __ ENI Shares and there are no other outstanding securities, subscriptions, rights, warrants or other agreements or commitments obligating ENI to sell or issue any additional shares of any class or securities convertible into any share of any class other than the __ warrants held by the Warrant Holder and the ENI Shares held by the Purchaser which will be exercised prior to the Closing Date;

(hh) the working capital of ENI, as calculated in accordance with GAAP is __;

(ii) ENI has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder;

(jj) all necessary corporate action will have been taken by ENI at the Closing Date to authorize the execution and delivery of this Agreement by it and all other agreements and instruments contemplated by this Agreement;

(kk) prior to Closing, the directors of ENI will have consented to the transfer of the ENI Shares pursuant to this Agreement; and

(ll) ENI has sufficient reserves in its account for all taxes exigible from it or for the collection of which it is responsible under the laws of Canada or any other jurisdiction, in the case of taxes on income, in respect of all fiscal years ended since its incorporation and adequate provision has been made on the books of ENI for taxes payable for the current period for which tax returns are not yet required to be filed.

                                   ARTICLE 10
                            REPRESENTATIONS OF HOLDCO

10.1 HOLDCO REPRESENTATIONS

     HoldCo, with respect only to matters pertaining to itself or its activities, hereby represents and warrants to the Purchaser at the Effective Date, which representations and warranties shall also be true and correct as at the Closing Date, that:

(a) other than the Purchaser, no person, firm or corporation has any right, under preferential rights of purchase clauses or otherwise, which has not been waived prior to the Closing Date, to acquire any interest in any HoldCo Shares by virtue of or arising from this Agreement or otherwise;

(b) no person, firm or corporation has any right, under preferential rights of purchase clauses or otherwise, which has not been waived prior to the Closing Date, to acquire any interest in any assets of HoldCo by virtue of or arising from this Agreement or otherwise;

(c) the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder by HoldCo and the consummation of transactions contemplated herein will not, as a result of HoldCo's involvement, violate nor be in conflict with any provision of any material agreement or instrument to which HoldCo is a party or is bound or, to the best of the HoldCo's knowledge, information and belief, any judgment, decree, order, statute, rule or regulation applicable to HoldCo;

(d) this Agreement has been duly executed and delivered by HoldCo and all documents required hereunder to be executed and delivered by HoldCo shall have been duly executed and delivered and this Agreement does, and such documents will, constitute legal, valid and binding obligations of HoldCo enforceable in accordance with their respective terms;

(e) HoldCo has not incurred any liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which Bio, ENI, HoldCo, the Directors or the Warrant Holder, shall have any obligation or liability;

(f) there are no actions, suits, proceedings or claims existing or, to the best of the knowledge, information and belief of HoldCo, pending or threatened with respect to or in any manner challenging respective ownership of the HoldCo Shares or the sale of the HoldCo Shares pursuant to this Agreement;

(g) there are no actions, suits, proceedings or claims existing or, to the best of the knowledge, information and belief of HoldCo, pending or threatened, which might reasonably be expected to result in a material impairment or loss of such the HoldCo Directors' interest in the HoldCo Shares, and there is no particular circumstance, matter or thing known to HoldCo which could reasonably be anticipated to give rise to any such action, suit, proceeding or claim;

(h)  HoldCo is not a non-resident of Canada within the meaning of the Tax Act;

(i) the only assets of HoldCo are the shares held by it in Bio, and HoldCo has no liabilities;

(j) no person, firm or corporation has any right under preferential rights of purchase clauses or otherwise which has not been waived prior to the Time of Closing to acquire any interest in the share capital of HoldCo;

(k) HoldCo has no subsidiary corporations and owns no shares or securities of any other entity other than __ Bio Shares;

(l) since its incorporation, HoldCo has not paid, declared or authorized any dividends or other distributions in respect of its outstanding shares;

(m) the minute book of HoldCo contains copies of all minutes of all meetings and the consent resolutions of the directors, committees of directors and shareholders of HoldCo and the registers therein are current, true and correct and, all such meetings were duly called and properly held and all such consent resolutions were properly adopted;

(n) other than as disclosed to the Purchaser in writing prior to the date hereof, HoldCo has no outstanding employment contracts for services, including any management, consulting, employee or labour agreements or arrangements and no payments have been made or authorized since the date of HoldCo's Financial Statements by HoldCo to its former or present officers, directors, shareholders or employees, or to any person or company not dealing at arm's length (as such term is defined in the Tax Act);

(o) since the date of HoldCo's Financial Statements, no material liabilities or material obligations have been incurred or authorized by HoldCo, except as disclosed herein or otherwise to the Purchaser in writing;

(p) HoldCo is not a party to any agreement of guarantee, indemnification or assumption of the obligations of a third party, or other like commitment, including endorsements or other contingent liabilities, other than as disclosed in HoldCo's Financial Statements;

(q)  HoldCo is not a reporting issuer in any jurisdiction;

(r) there is not a published market in respect of the securities that comprise the Purchased Shares;

(s)  the number of holders of HoldCo Shares is not more than 50;

(t) there are no legal or governmental proceeding pending or, to the knowledge of HoldCo, contemplated or threatened to which HoldCo is a party;

(u) HoldCo's Financial Statements attached hereto as Schedule "C" present fairly the assets and liabilities of HoldCo as at their date, and include all material liabilities as at their date, and there has not been any material adverse change in the financial position of HoldCo since such date, other than as previously disclosed in writing to the Purchaser or in connection with factors affecting the biotechnology industry in general, and, HoldCo's Financial Statements have been prepared in accordance with GAAP;

(v) HoldCo is not now a party to any bonus, pension, profit sharing, deferred compensation, retirement, hospitalization insurance, medical insurance or similar plan or practice, formal or informal, in effect with respect to any employees or others, other than as set out in the minutes of the directors of HoldCo or previously disclosed in writing to the Purchaser;

(w) there are no amounts payable by HoldCo under any obligations or liabilities of HoldCo to pay any amount to its officers, directors, employees or consultants on the change of control of HoldCo pursuant to any consulting agreements. No severance is payable or owing to any director, officer or employee, or consultants to HoldCo;

(x) there are no shareholder loans, bonuses or salaries owing by HoldCo to any person, including, without limitation, the HoldCo Directors or any director, officer, employee or consultant of HoldCo;

(y) HoldCo has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which the Purchaser shall have any obligation or liability;

(z) except as previously disclosed to the Purchaser, all material laws, regulations and orders of all governmental agencies having jurisdiction over HoldCo have been materially complied with by HoldCo and HoldCo has not received notice of and is not otherwise aware of any material default or material non-compliance with any such law, regulation or order of any governmental agency, whereby such default would have a material adverse effect on HoldCo;

(aa) HoldCo is a corporation duly incorporated and validly subsisting under its jurisdiction of incorporation and has the corporate power to execute this Agreement, and to carry on its business as now conducted by it and HoldCo is duly registered to carry on business in each jurisdiction as the nature of its business requires;

(bb) HoldCo has authorized capital of consisting of an unlimited number of common shares;

(cc) the only outstanding securities of HoldCo of any class are __ common shares and there are no other outstanding securities, subscriptions, rights, warrants or other agreements or commitments obligating HoldCo to sell or issue any additional shares of any class or securities convertible into any share of any class;

(dd) the working capital of HoldCo, as calculated in accordance with GAAP is __;

(ee) HoldCo has the requisite power and authority to enter into this Agreement and the perform its obligations hereunder;

(ff) all necessary corporate action will have been taken by HoldCo at the Closing Date to authorize the execution and delivery of this Agreement by it and all other agreements and instruments contemplated by this Agreement;

(gg) HoldCo has sufficient reserves in its account for all taxes exigible from it or for the collection of which it is responsible under the laws of Canada or any other jurisdiction, in the case of taxes on income, in respect of all fiscal years ended since its incorporation and adequate provision has been made on the books of HoldCo for taxes payable for the current period for which tax returns are not yet required to be filed; and

(hh) prior to Closing the directors of HoldCo will have consented to the transfer of the HoldCo Shares pursuant to this Agreement.

                                   ARTICLE 11
                        REPRESENTATIONS OF BIO DIRECTORS

11.1 BIO DIRECTORS' REPRESENTATIONS

     The Bio Directors, jointly and severally, hereby represent and warrant to the Purchaser at the Effective Date, which representations and warranties shall also be true and correct as at the Closing Date, that:

(a) they are the legal and beneficial holder of their respective Bio Shares as reflected on Schedule "G" hereto and all their respective Bio Shares have been validly issued and are fully paid and non-assessable;

(b) the Bio Shares are held by the Bio Directors free and clear of all liens, charges, encumbrances, and adverse claims whatsoever;

(c) no person, firm or corporation other than the Purchaser under this Agreement has any agreement or option or any right capable of becoming an agreement or option to purchase the Bio Directors' Bio Shares;

(d) there are no actions, suits, proceedings or claims existing or, to the best of the knowledge, information and belief of Bio, pending or threatened, which might reasonably be expected to result in a material impairment or loss of such the Bio Directors' interest in the Bio Shares, and there is no particular circumstance, matter or thing known to Bio which could reasonably be anticipated to give rise to any such action, suit, proceeding or claim;

(e) they are not non-residents of Canada within the meaning of the Tax Act (Canada); and

(f) they have read the Bio Representations as provided in Article 8 hereof, and to the best of their knowledge, the Bio Representations are true and correct as of the Effective Date and will be true and correct at the Closing Date.

                                   ARTICLE 12
                        REPRESENTATIONS OF ENI DIRECTORS

12.1 ENI DIRECTORS' REPRESENTATIONS

     The ENI Directors, jointly and severally, hereby represent and warrant to the Purchaser at the Effective Date, which representations and warranties shall also be true and correct as at the Closing Date, that:

(a) they are the legal and beneficial holder of their respective ENI Shares as reflected on Schedule "G" hereto and all their respective ENI Shares have been validly issued and are fully paid and non-assessable;

(b) the ENI Shares are held by the ENI Directors free and clear of all liens, charges, encumbrances, and adverse claims whatsoever;

(c) no person, firm or corporation other than the Purchaser under this Agreement has any agreement or option or any right capable of becoming an agreement or option to purchase the ENI Directors' ENI Shares;

(d) there are no actions, suits, proceedings or claims existing or, to the best of the knowledge, information and belief of ENI, pending or threatened, which might reasonably be expected to result in a material impairment or loss of such the ENI Directors' interest in the ENI Shares, and there is no particular circumstance, matter or thing known to ENI which could reasonably be anticipated to give rise to any such action, suit, proceeding or claim;

(e) they are not non-residents of Canada within the meaning of the Tax Act (Canada); and

(f) they have read the ENI Representations as provided in Article 9 hereof, and to the best of their knowledge, the ENI Representations are true and correct as of the Effective Date and will be true and correct at the Closing Date.

                                   ARTICLE 13
                       REPRESENTATIONS OF HOLDCO DIRECTORS

13.1 HOLDCO DIRECTORS' REPRESENTATIONS

     The HoldCo Directors and __, jointly and severally, hereby represent and warrant to the Purchaser at the Effective Date, which representations and warranties shall also be true and correct as at the Closing Date, that:

(a) if applicable, they are the legal and beneficial holder of their respective HoldCo Shares as reflected on Schedule "G" hereto and all their respective HoldCo Shares have been validly issued and are fully paid and non-assessable;

(b) if applicable, the HoldCo Shares are held by the HoldCo Directors free and clear of all liens, charges, encumbrances, and adverse claims whatsoever;

(c) if applicable, no person, firm or corporation other than the Purchaser under this Agreement has any agreement or option or any right capable of becoming an agreement or option to purchase the HoldCo Directors' HoldCo Shares;

(d) there are no actions, suits, proceedings or claims existing or, to the best of the knowledge, information and belief of HoldCo, pending or threatened, which might reasonably be expected to result in a material impairment or loss of such the HoldCo Directors' interest in the HoldCo Shares, and there is no particular circumstance, matter or thing known to Bio which could reasonably be anticipated to give rise to any such action, suit, proceeding or claim;

(e) if applicable, they are not non-residents of Canada within the meaning of the Tax Act (Canada); and

(f) they have read the HoldCo Representations as provided in Article 10 hereof, and the HoldCo Representations are true and correct as of the Effective Date and will be true and correct at the Closing Date.

                                   ARTICLE 14
                        REPRESENTATIONS OF WARRANT HOLDER

14.1 WARRANT HOLDER REPRESENTATIONS

     The Warrant Holder, hereby represents and warrants to the Purchaser at the Effective Date, which representations and warranties shall also be true and correct as at the Closing Date, that:

(a) it is the legal holder of ENI Warrants and holds them for __ ("__") and, all of the ENI Warrants have been, and the ENI Shares issuable on exercise of the ENI Warrants will be, validly issued and are fully paid and non-assessable;

(b) the ENI Warrants are, and the ENI Shares issuable on exercise of the ENI Warrants will be, held by the Warrant Holder or __ free and clear of all liens, charges, encumbrances, and adverse claims whatsoever;

(c) neither the Warrant Holder or __ is a non-resident of Canada within the meaning of the Tax Act (Canada), and

(d) no person, firm or corporation other than the Purchaser under this Agreement has any agreement or option or any right capable of becoming an agreement or option to purchase the ENI Warrants.

                                   ARTICLE 15
                           PURCHASER'S REPRESENTATIONS

15.1 PURCHASER'S REPRESENTATIONS

     The Purchaser hereby represents and warrants to ENI, Bio, HoldCo, the Directors, and the Warrant Holder at the Effective Date, which representations and warranties shall also have been true and will be true and correct as at the Closing Date, that:

(a) the Purchaser is a corporation duly incorporated under its jurisdiction of incorporation, validly existing, and is in good standing under the laws of Ontario;

(b) the Purchaser has all requisite power and authority to enter into this Agreement and to purchase and pay for the Purchased Shares on the terms described herein and to perform the other obligations of the Purchaser under this Agreement;

(c) the Purchaser is, and will at the Time of Closing be, a reporting issuer (or equivalent status) in good standing under the securities laws of the Province of Ontario and to the best of its knowledge is in compliance with the by-laws, rules and regulations of The Toronto Stock Exchange Inc. (the "EXCHANGE") and no material change relating to the Purchaser has occurred since June 30, 2005 (other than in respect of the transactions contemplated hereby) that have not been publicly announced;

(d) the authorized capital of the Purchaser consists of an unlimited number of common shares of which 139,508,579 Transition Shares are issued and outstanding at the date hereof;

(e) all press releases, material change reports and other documents filed by or on behalf of the Purchaser since June 30, 2005 with any securities commission or the Exchange were true and correct in all material respects and did not contain any misrepresentation (as defined in the Securities Act (Ontario)), as at the respective dates of such filings;

(f) the Purchaser is not party to and has not granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any common shares or securities convertible into or exchangeable for Transition Shares, other than 1,384,615 warrants with an expiration date of February 24, 2006 and 3,080,665 issued and outstanding options to purchase Transition Shares;

(g) the audited annual consolidated financial statements of the Purchaser as at and for the 12 month period ended June 30, 2005 have been prepared in accordance with Canadian generally accepted accounting principles, present fairly, in all material respects, the financial position of the Purchaser as at June 30, 2005, and the results of its operations and the changes in its financial position for the 12 month periods ended June 30, 2005, and do not omit to state any material fact that is required by Canadian generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading;

(h) the Purchaser has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder;

(i) all necessary corporate action has been taken by the Purchaser at the Effective Date to authorize the execution and delivery by the Purchaser of this Agreement and all other agreements and instruments contemplated by this Agreement;

(j) the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder and the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any provision of any material agreement or instrument to which the Purchaser is a party or is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Purchaser or the constating documents or by-laws of the Purchaser; and

(k) this Agreement has been duly executed and delivered by the Purchaser and all documents required hereunder to be executed and delivered by the Purchaser shall have been duly executed and delivered and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Purchaser enforceable in accordance with their respective terms.

                                   ARTICLE 16
                   SURVIVAL OF REPRESENTATIONS AND WARRANTIES

16.1 SURVIVAL

(1) Notwithstanding anything to the contrary herein expressed or implied, it is expressly agreed and understood that the representations and warranties of Bio, ENI and HoldCo set forth in Article 8, 9 and 10 are true on the Effective Date hereof and at the Closing Date and, notwithstanding the Closing or deliveries of representations and warranties in any other agreements at Closing or prior or subsequent thereto or investigations by the parties hereto or their counsel, the representations and warranties along with all rights of action in connection therewith set forth in Articles 8, 9 and 10 shall survive Closing for the benefit of the parties hereto:

     (a) the representations and warranties of Bio, ENI and HoldCo relating to the tax liability of Bio, ENI and HoldCo shall, unless such representations and warranties prove to be false as a result of any misrepresentation made or fraud committed in filing a return or supplying information for the purposes of the Income Tax Act (Canada) or any other legislation imposing tax on Bio, ENI, or HoldCo continue in full force and effect for the benefit of the Purchaser for a period of twenty four (24) months from the Closing Date;

     (b) the representations and warranties of Bio, ENI and HoldCo relating to the tax liability of Bio, ENI and HoldCo which prove to be false as a result of any misrepresentation made or fraud committed in filing a return or in supplying information for the purposes of the Income Tax Act (Canada), or any other legislation imposing tax on Bio, ENI or HoldCo shall continue in full force and effect for the benefit of the Purchaser for a period of twenty four
          (24) months from the Closing Date; and

     (c) the remaining representations and warranties of Bio, ENI and HoldCo set forth in Sections 8, 9, and 10 shall continue in full force and effect for the benefit of the Purchaser for a period of twenty four
          (24) months from the Closing Date.

(2) The representations, warranties and covenants of Bio, ENI, HoldCo, the ENI Directors, the Bio Directors, the HoldCo Directors and the Warrant Holder set forth in this Agreement shall continue in full force and effect for the benefit of the Purchaser for a period of twenty four (24) months from the Closing Date.

(3) The representations and warranties of the Purchaser set forth in Section 15 shall survive the completion of the sale and purchase of the Shares herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of Bio, ENI and HoldCo for a period of twenty four (24) months from the Closing Date.

(4) The covenants of the Purchaser set forth in this Agreement shall survive the completion of the sale and purchase of the Shares herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of Bio, ENI and HoldCo and the Vendors in accordance with the terms thereof.

                                   ARTICLE 17
               DIRECTORS' AND WARRANT HOLDER'S CLOSING CONDITIONS

17.1 DIRECTORS' AND WARRANT HOLDER'S CLOSING CONDITIONS

     The obligation of the Directors and the Warrant Holder to complete the sale of the Purchased Shares to the Purchaser pursuant to this Agreement is subject to the satisfaction of the following conditions precedent:

(a) all representations and warranties of the Purchaser contained in this Agreement shall be true and have been complied with in all material respects and the Purchaser shall have tendered to the Directors a Certificate, dated as of the Closing Date, from a senior officer of the Purchaser to such effect and the Purchaser shall have performed and satisfied all covenants required by this Agreement to be performed and satisfied by the Purchaser at or prior to the Closing Date;

(b) at the Time of Closing, the Purchaser shall have tendered to the Directors the Bio Purchase Consideration, the ENI Purchase Consideration and the HoldCo Purchase Consideration payable hereunder with respect to the Purchased Shares;

(c) all of the Purchased Shares shall be duly endorsed for transfer and delivered to the Purchaser pursuant to this Agreement, the Bio Offer, and the ENI Offer and shall be free of any encumbrances, liens, charges and demands of whatsoever nature;

(d) at the Time of Closing, no action or proceeding shall have been instituted or threatened by any person or entity before any court or governmental agency to obtain damages in respect of this Agreement or to restrain or prohibit the consummation of the transactions contemplated herein;

(e) at the Time of Closing, no litigation or proceeding shall be existing, pending or threatened to restrain, set aside or invalidate the transactions contemplated by, or to obtain substantial damages in respect of, this Agreement;

(f) at the Time of Closing, all necessary Regulatory Approvals, including without limitation with respect to the TSX, shall have been obtained;

(g) at the Time of Closing the Purchaser shall have delivered to the Directors and Warrant Holder an opinion of Purchaser's Counsel in form and substance satisfactory to, and based and relying on such assumptions and qualifications acceptable to, the Directors and the Warrant Holder, acting reasonably, that:

     (i) the Purchaser was duly incorporated and is validly existing as a corporation under the Business Corporations Act (Ontario);

     (ii) the Purchaser is a reporting issuer in good standing in the Province of Ontario;

     (iii) the authorized capital of the Purchaser consists of an unlimited number of common shares, of which 139,508,579 Transition Shares, and no other shares are issued and outstanding (unless issued after the date hereof);

     (iv) the Purchaser has the requisite corporate power and authority to execute, deliver and perform its obligations under the this Agreement;

     (v) all necessary corporate action has been taken by the Purchaser to authorize the execution and delivery by it of each of this Agreement and the performance of the Purchaser's obligations hereunder and thereunder and the issue and sale of the Transition Shares;

     (vi) this Agreement has been duly executed and delivered by the Purchaser and constitutes legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms;

     (vii) the execution and delivery of each of this Agreement, and the fulfillment of the terms hereof and thereof by the Purchaser, do not result in a breach of, or constitute a default under, the articles of incorporation of the Purchaser, the by-laws of the Purchaser or any statute, regulation or other law of the Province of Ontario or the laws of Canada applicable to the Purchaser; and

     (viii) all required approvals of the Toronto Stock Exchange have been obtained for the issue, sale of the Transition Shares to be issued to satisfy the Up Front Payments.

17.2 CONDITIONS FOR THE BENEFIT OF THE DIRECTORS' AND THE WARRANT HOLDER

     The conditions contained in Section 17.1 shall be for the benefit of the Directors and the Warrant Holder and may, without prejudice to any rights of the Directors and the Warrant Holder hereunder, be waived by the Directors or the Warrant Holder in writing, in whole or in part, at any time. In case any of the said conditions shall not be complied with through no act, default or omission of the Directors or the Warrant Holder or waived by the Directors or the Warrant Holder, at or before the Closing Date, the Directors or the Warrant Holder may rescind and terminate this Agreement, without liability of any party, by written notice to the Purchaser.

                                   ARTICLE 18
                         PURCHASER'S CLOSING CONDITIONS

18.1 PURCHASER'S CLOSING CONDITIONS

     The obligation of the Purchaser to complete the purchase of the Purchased Shares from the Directors pursuant to this Agreement and from the Remaining Shareholders who accept Bio Offer or ENI Offer is subject to the satisfaction of the following conditions precedent:

(a) all representations and warranties of Bio, ENI, HoldCo, ENI Directors, Bio Directors, HoldCo Directors and the Warrant Holder contained in this Agreement shall be true and have been complied with in all material respects and the Directors shall have tendered to the Purchaser a Certificate dated as of the Closing Date to such effect and Bio, ENI, HoldCo, ENI Directors, Bio Directors, HoldCo Directors and the Warrant Holder shall have performed and satisfied all covenants required by this Agreement to be performed and satisfied by Bio, ENI, HoldCo, the ENI Directors, the Bio Directors, the HoldCo Directors and the Warrant Holder, respectively, at or prior to the Closing Date;

(b) the Bio Offer (and the acquisition of the Bio Shares from the Bio Directors) is subject to the condition that at least two thirds of the issued and outstanding Bio Shares are tendered by the Bio Directors and under the Bio Offer, collectively, as of the Closing Date;

(c) __ Bio Shares shall have been issued to __ in full satisfaction of all obligations of Bio under its consulting agreement dated __ prior to the Closing Date;

(d) the __ warrants held by the Warrant Holder shall have been exercised prior to the Closing Date;

(e) a settlement to the Purchaser's sole satisfaction of the $__ convertible term note originally issued by Bio to __, which was subsequently transferred to __ on May 10, 2003;

(f) all of the Purchased Shares shall be duly endorsed for transfer and delivered to the Purchaser pursuant to this Agreement, the Bio Offer and the ENI Offer and shall be free of any encumbrances, liens, charges and demands of whatsoever nature;

(g) at the Time of Closing, all necessary Regulatory Approvals, including without limitation, the approval of the TSX to the issuance of 18,908,000 Transition Shares to the Vendors and the listing and posting for trading of such shares on the TSX, shall have been obtained;

(h)  Bio's debt and ENI's debt at the Closing Date shall not exceed $__;

(i) at the Time of Closing, there shall be no shareholder loans, bonuses or salaries owing by Bio, ENI or HoldCo to any person, including, without limitation, any holder of Bio Shares, ENI Shares, or HoldCo Shares including the Directors, or any director, officer, employee or consultant of Bio, ENI or HoldCo;

(j) the individual Directors, officers, and employees of Bio, ENI, and HoldCo at the request of the Purchaser, shall have tendered their resignations as such at and effective as of the Closing Date, and in so doing each shall acknowledge that such resignation is not accompanied by any form of severance;

(k) with respect to each agreement listed in the table below, Bio shall have obtained from the party(ies) named opposite each such agreement (i) the consent to the transfer and assignment of Bio's rights and obligations thereunder, and (ii) the release from all of Bio's obligations thereunder, all in form and substance satisfactory to the Purchaser in its sole discretion, to __ Inc. ("__") pursuant to the asset purchase agreement dated November 3, 2005 between __ and Bio (the "__");

AGREEMENT                               CONSENTOR(S)/RELEASOR(S)
---------                               ------------------------
__                                      __
__                                      __
__ Capital Lease                        Equipment lessor (may be __.)
Office Lease for __, Toronto, Ontario   Landlord or property manager, as
                                        applicable

(l) with respect to the License Agreement: Office Space dated August 1, 2005 between ENI and __ (the "LEASE AGREEMENT"), ENI shall have:

     (i) entered into an agreement (the "Lease Assignment Agreement") to transfer and assign all of its rights, title and interest in and to the Lease Agreement to __ and pursuant to which __ shall assume all of ENI's obligations under the Lease Agreement;

     (ii) obtained from __ (a) the consent to the transfer and assignment of ENI's rights and obligations thereunder, and (b) the release from all of ENI's obligations thereunder, in form and substance satisfactory to the Purchaser in its sole discretion, to __ pursuant to the Lease Assignment Agreement.

(m) the terms of the restrictive covenants contained in Section 8 of the __ Agreement shall have been amended to reduce and clarify their restrictive nature, in particular with respect to the business carried on by __, in the manner satisfactory to the Purchaser in its sole discretion;

(n) the shareholders' agreements among the Bio Shareholders, the ENI Shareholders and the HoldCo Shareholders shall each have been terminated;

(o) the release of __ and __ from all claims, demands, actions, costs, contracts and debts whatsoever in law or in equity arising out of or in any way connected with the consulting agreement dated February 1, 2004 between __ and Bio shall have been signed and delivered by each of __ and __;

(p) all deficiencies identified by the Purchaser prior to the Closing in the minute books of each of Bio, ENI and HoldCo shall have been remedied in the manner satisfactory to the Purchaser, acting reasonably; and

(q) with respect to the finder's fee payable in connection with the completion of the transactions provided for under the __, as such finder's fee is referred to under Note 6 to the financial statements of Bio as at and for the year ended December 31, 2005, Bio shall have obtained from the payee of such fee (i) written acknowledgement that such fee has been received, and
     (ii) a waiver releasing Bio from any further claims in respect of such fee or otherwise in connection with or in any way related to the __, all in form and substance satisfactory to the Purchaser in its sole discretion.

18.2 CONDITIONS FOR THE BENEFIT OF PURCHASER

     The conditions contained in Section 18.1 shall be for the benefit of the Purchaser and may, without prejudice to any of the rights of the Purchaser hereunder, be waived by the Purchaser in writing, in whole or in part, at any time. In case any of the said conditions shall not be complied with through no act, default or omission of the Purchaser or waived by the Purchaser at or before the Closing Date, the Purchaser may rescind and terminate this Agreement, without liability of any party, by written notice to Bio, ENI, HoldCo the Directors, the HoldCo Directors and the Warrant Holder.

                                   ARTICLE 19
                                  TERMINATION

19.1 TERMINATION

     In the event that this Agreement is terminated pursuant to either of Sections 17.2 or 18.2, each party hereto shall be released from all obligations hereunder and each party hereto shall take all reasonable action to return the other parties hereto to the position relative to the Bio Shares, the ENI Shares and the HoldCo Shares which such party occupied prior to the execution hereof, it being understood that the Purchaser, Bio and ENI, HoldCo, and the Directors, shall be responsible for the respective costs incurred by each of them.

                                   ARTICLE 20
                            ATTORNMENT AND PROPER LAW

20.1 GOVERNING LAW

     This Agreement shall be exclusively subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Ontario. Each party hereto irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts of appeal therefrom.

                                   ARTICLE 21
                           COVENANTS OF THE PURCHASER

21.1 COVENANTS

     The Purchaser covenants and agrees with Bio, ENI, HoldCo, the ENI Directors, the Bio Directors, the HoldCo Directors and the Warrant Holder that until the purchase and sale contemplated herein becomes effective or until the parties hereto are unable to consummate the transaction because a condition set out herein cannot be satisfied and has not been waived by the appropriate party hereunder, and except with the prior written approval of the Directors, to use its best efforts to obtain all necessary consents, assignments, waivers or amendments or terminations to any instruments or take such other measures as may be appropriate to fulfil its obligations under and to carry out the transactions contemplated by this Agreement. The Purchaser further covenants to provide the Bio Offer to the Bio Shareholders and the ENI Offer to the ENI Shareholders.

                                   ARTICLE 22
                            COVENANTS OF ENI AND BIO

22.1 COVENANTS

     Bio, ENI, HoldCo covenant and agree with the Purchaser, that until the purchase and sale contemplated herein becomes effective or until the parties hereto are unable to consummate the transaction contemplated because a condition set out herein cannot be satisfied and has not been waived by the appropriate party hereunder, and except with the prior written approval of the Purchaser:

(a) except as otherwise provided in this Agreement, Bio, ENI and HoldCo will not sell, transfer or dispose of or create any mortgage, pledge, waiver or other encumbrance or a security interest on or in respect of the whole or any material part of the assets of the Bio, ENI, or HoldCo respectively, except in the ordinary course of business;

(b) Bio, ENI, and HoldCo will not borrow money or incur any indebtedness for money borrowed except with the prior written consent of the Purchaser not to be unreasonably withheld;

(c) Bio, ENI, and HoldCo will not make loans, advances or other payments, except for expenses incurred or acquisitions made in the ordinary course of business;

(d) Bio, ENI and HoldCo will not make any capital expenditures without the prior written consent of the Purchaser;

(e) Bio, ENI and HoldCo will not issue, sell or agree to issue or sell any shares, rights, warrants or other securities of Bio, ENI or HoldCo;

(f) Bio, ENI and HoldCo will not purchase or otherwise acquire for any consideration any issued securities of Bio, ENI and HoldCo;

(g) Bio, ENI and HoldCo will not declare, pay or set aside in respect of its capital any dividends or other distribution or payment by way of return of capital, and not pay any stock dividend or make any reclassification in respect of its respective outstanding shares;

(h) Bio, ENI and HoldCo will not alter or amend, in any way, its respective articles or by-laws as they exist on the Effective Date and they will maintain their corporate existence under the laws of Ontario; and

(i) Bio, ENI and HoldCo will not engage in any business, enterprise or other activity materially different from that carried on by it at the Effective Date or enter into any transaction or incur any obligation not in the ordinary course of business or enter into any transaction with a party or parties with whom Bio, ENI and HoldCo do not deal at arm's length.

22.2 OTHER TRANSACTIONS

     Bio, ENI and HoldCo covenants and agrees with the Purchaser that:

(a) Bio, ENI and HoldCo shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal (as defined below);

(b) Bio, ENI and HoldCo shall not, nor authorize or permit any of the officers, directors, or employees of Bio, ENI and HoldCo or any financial advisor, expert or other representative retained by them to:

     (i) solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to Bio, ENI and HoldCo or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

          (A) an issuance by Bio, ENI and HoldCo or an acquisition from its shareholders of any securities of Bio, ENI and HoldCo;

          (B) any acquisition of any amount of assets of Bio, ENI and HoldCo other than in the ordinary course of business;

          (C) an amalgamation, arrangement, merger, or consolidation of any of Bio, ENI and HoldCo; or

          (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving any of Bio, ENI and HoldCo or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement, the Bio Offer or the ENI Offer or which would or could reasonably be expected to materially reduce the benefits to the Purchaser under this Agreement, the Bio Offer or the ENI Offer (any such inquiry or proposal in respect of any of the foregoing being an "ACQUISITION PROPOSAL");

     (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Bio, ENI and HoldCo or an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort to attempt of any person to do or seek to do any of the foregoing; or

     (iii) waive or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Bio, ENI and HoldCo under confidential information agreements, including, without limitation, any "standstill provisions" thereunder.

(c) Notwithstanding Section 22.2(b), Bio, ENI and HoldCo may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Bio, ENI and HoldCo, its other representatives after the date hereof) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Bio, ENI and HoldCo and its business, properties and assets if, and only to the extent that the third party has first made an Acquisition Proposal and has demonstrated that the funds or other consideration necessary for the Acquisition Proposal are reasonably likely to be available (as determined in good faith in each case by Bio, ENI or HoldCo's board of directors) and the Bio, ENI or HoldCo's board of directors shall conclude in good faith, after considering applicable law and receiving the written advice of outside counsel that such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable law.

                                   ARTICLE 23
                             COVENANTS OF DIRECTORS

23.1 COVENANTS

     The Directors, jointly and severally, covenant and agree with the Purchaser that:

(a) as of the Time of Closing the Directors will tender their Shares to the Purchaser;

(b) the Bio Directors and the ENI Directors will unanimously pass a resolution recommending to their respective shareholders that the Bio Offer and the ENI Offer be accepted;

(c) the Directors will keep the terms of this Agreement and the Term Sheet confidential and not disclose any such terms to any third party without the consent of the Purchaser, except as required by law;

(d)  that they shall not:

     (i) solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to Bio, ENI or HoldCo or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

          (A) an issuance by Bio, ENI or HoldCo or an acquisition from its shareholders of any securities of Bio, ENI or HoldCo;

          (B) any acquisition of any amount of assets of Bio, ENI or HoldCo other than in the ordinary course of business;

          (C) an amalgamation, arrangement, merger, or consolidation of any of Bio, ENI or HoldCo; or

          (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving any of Bio, ENI or HoldCo or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Offer or which would or could reasonable be expected to materially reduce the benefits to the Purchaser under this Agreement or the Offer (any such inquiry or proposal in respect of any of the foregoing being an "ACQUISITION PROPOSAL");

     (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Bio, ENI or HoldCo or an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort to attempt of any person to do or seek to do any of the foregoing; or

     (iii) waive or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Bio, ENI or HoldCo under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; and

     (e) notwithstanding Section 23.1(c), the Directors may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by the Directors, its other representatives after the date hereof) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Bio, ENI or HoldCo and its business, properties and assets if, and only to the extent that the third party has first made an Acquisition Proposal and has demonstrated that the funds or other consideration necessary for the Acquisition Proposal are reasonably likely to be available (as determined in good faith in each case by Bio, ENI or HoldCo's board of directors) and the respective Bio Directors ENI Directors or HoldCo Directors shall conclude in good faith, after considering applicable law and receiving the written advice of outside counsel that such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable law.

                                   ARTICLE 24
                           COVENANTS OF WARRANT HOLDER

     The Warrant Holder covenants and agrees with the Purchaser that the Warrant Holder will exercise its ENI Warrants forthwith and shall tender the ENI Shares issuable upon such exercise to the ENI Offer.

                                   ARTICLE 25
                                     NOTICES

25.1 NOTICES

     Any notice required or permitted to be given by a Party hereto to the other shall be given in writing and addressed:

(a)  if to the Purchaser:
     101 College Street, Suite 220
     Toronto, ON M5G 1L7
     Attention: Dr. Tony Cruz
     Fax: (416) 260-2886

(b)  if to Bio:
     ____________________
     Attention: __
     Fax: (__) __

(c)  if to ENI:
     ____________________
     Attention: __
     Fax: (__) __

(d)  if to HoldCo:
     ____________________
     Attention: __
     Fax: (__) __

(e)  if to the Bio Directors at:
     ____________________
     Attention: __
     Fax: (__) __

(f)  if to the ENI Directors at:
     ____________________
     Attention: __
     Fax: (__) __

(g)  if to HoldCo Directors:
     ____________________
     Attention: __
     Fax: (__) __

(h)  if to Warrant Holder:
     ____________________
     Attention: __
     Fax: (__) __

Any notice delivered as aforesaid shall be deemed to have been received by the Party hereto which it is so delivered at the time on the date of its being so delivered. Any Party may change its address for notice by giving notice to that effect.

                                   ARTICLE 26
                                  MISCELLANEOUS

26.1 RELEASE OF INFORMATION

     The Parties hereto shall cooperate with each other in releasing information concerning this Agreement and the transactions contemplated herein, and shall furnish to and discuss with the other Parties drafts of all press and other releases prior to publication. Nothing contained herein shall prevent a Party at any time from furnishing information to any governmental agency or regulatory authority or to the public if required by applicable law.

26.2 TIME

     Time shall, in all respects, be of the essence in this Agreement.

26.3 ENUREMENT AND ASSIGNMENT

     This Agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors, receivers, receiver-managers, trustees and permitted assigns. No Party may assign its interest under this Agreement without the prior written consent of all other Parties, such consent not to be unreasonably withheld.

26.4 EXPENSES

     The Parties hereto shall each be responsible for their own legal costs in relation to this Agreement, the consummation of the transactions herein and all other matters related thereto. The parties hereto acknowledge that the Purchaser's Counsel are acting in respect of the drafting of this purchase and sale agreement and all negotiations and consummation of the transactions contemplated hereby for and on behalf of the Purchaser and not on behalf of any other party hereto.

26.5 CONFIDENTIAL INFORMATION

     Until immediately after the Closing, all documents and information received by the Purchaser from Bio, ENI, HoldCo, the Directors, or the Warrant Holder, and their respective auditors and solicitors, shall be treated by the Purchaser as confidential information and will not be disclosed to others by the Purchaser except to its solicitors, auditors and bankers, and except as required by applicable securities legislation. This provision shall not prevent the Purchaser from disclosing all information received by it to the TSX.

26.6 COUNTERPART EXECUTION

     This Agreement may be executed by facsimile and in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and, notwithstanding their date of execution, shall be deemed to bear the date as of the date above written.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

TRANSITION THERAPEUTICS INC.            1255205 ONTARIO INC.


Per: /s/ Elie Farah                     Per: (signed) Director
     --------------------------------        -----------------------------------


ELLIPSIS NEUROTHERAPEUTICS INC.         _______________________


Per: (signed) Director                  Per: (signed) Director
     --------------------------------        -----------------------------------


1255206 ONTARIO INC.


Per: (signed) Director
     --------------------------------

                                        (signed)
-------------------------------------   ----------------------------------------
(witness)                               ________________________


                                        (signed)
-------------------------------------   ----------------------------------------
(witness)                               ________________________


                                        (signed)
-------------------------------------   ----------------------------------------
(witness)                               ________________________


                                        (signed)
-------------------------------------   ----------------------------------------
(witness)                               ________________________


                                        (signed)
-------------------------------------   ----------------------------------------
(witness)                               ________________________


                                        (signed)
-------------------------------------   ----------------------------------------
(witness)                               ________________________


                                        (signed)
-------------------------------------   ----------------------------------------
(witness)                               ________________________

                                  SCHEDULE "A"

                            BIO FINANCIAL STATEMENTS

(as per the attached pages)

-

                                  SCHEDULE "B"

                            ENI FINANCIAL STATEMENTS

(as per the attached pages)

-

                                  SCHEDULE "C"

                          HOLDCO FINANCIAL STATEMENTS

(as per the attached pages)

-

                                  SCHEDULE "D"

                             BIO OFFER TO PURCHASE

(as per the attached pages)

                              BIO OFFER TO PURCHASE

                          TRANSITION THERAPEUTICS INC.
                          101 COLLEGE STREET, SUITE 220
                               TORONTO, ON M5G 1L7



TO: ALL SHAREHOLDERS OF 1255205 ONTARIO INC. ("BIO"), EXCEPT THE DIRECTORS OF BIO (THE "DIRECTORS")

      (ALL SHAREHOLDERS OF BIO THAT ACCEPT THIS OFFER SHALL HEREINAFTER BE REFERRED TO AS THE "VENDORS" OR INDIVIDUALLY AS A "VENDOR")

RE: OFFER (THE "OFFER") TO PURCHASE ALL OUTSTANDING COMMON SHARES (THE "COMMON SHARES") OF BIO

DEFINITIONS

Capitalized terms used but not defined in this Offer shall have the meaning ascribed thereto in the share purchase agreement entered into among Transition, Bio, ENI, HoldCo, the Directors, the ENI Directors, and the Warrant Holder (the "SHARE PURCHASE AGREEMENT").

DIRECTORS' ACCEPTANCE

The Directors have agreed to sell all the Common Shares held by them to Transition pursuant to the terms and conditions of the Share Purchase Agreement for the same consideration as described below.

THE OFFER

Subject to the terms and conditions set forth in the accompanying Letter of Acceptance and Transmittal, the Share Purchase Agreement, and as set forth below, Transition Therapeutics Inc. ("TRANSITION") hereby offers to purchase all of the outstanding Common Shares for: (i) an up front payment (the "UP FRONT PAYMENT") equivalent to $- per Common Share in the form of - of a common share of Transition ("TRANSITION SHARES") for each Common Share, (ii) a proportionate interest in the Royalty (as that term is defined in Section 2.1 of the form of Royalty Agreement attached hereto as Exhibit "A" to this Offer) with such individual proportionate interest being set out in Exhibit "C" and (iii) future Milestone payments (payable in the form of additional Transition Shares issued at the then Transition Market Price) as set out below:

      (a)   - per Common Share;

      (b)   - Common Share less the amount paid pursuant to (a);

      (c)   - per Common Share less the amounts paid pursuant to (a) and (b);
            and

      (d)   - per Common Share less the amounts paid pursuant to (a), (b) and
            (c);

      (the events specified in sections (a) through (d) are hereinafter referred to collectively as the "MILESTONES", or individually, a "MILESTONE").

Transition and the Vendors shall agree that at Closing the fair market value of the consideration in (i) as set out above is $- per Common Share and the fair market value of the consideration in (ii) and (iii) as set out above, will in the aggregate be $- per Common Share.

Transition Shares issued pursuant to a Milestone shall be issued within 14 days of the Milestone being achieved. In the event that the Transition Shares are no longer listed on a stock exchange, any remaining portion of the consideration associated with Milestones, which becomes payable to the above, shall be satisfied by Transition through cash consideration. If the Purchaser merges with another corporation, the successor corporation (the "SUCCESSOR") will assume, at the Successor's option, the payment obligations arising under this Agreement, and any such Milestone payments may, at the Successor's option, be satisfied through cash consideration or through the delivery of shares in the capital of the Successor, provided such shares are listed on a stock exchange in Canada. Further, if Transition sells the Bio Shares to an arm's length party, the acquiror of such shares shall assume the Purchaser's payment obligations arising under this Offer without any further consent of the other parties hereto.

No fractional Transition Shares shall be issued to a Vendor. Where a Vendor would otherwise be entitled to a fractional Transition Share, the Vendor shall be entitled to receive that number of Transition Shares that has been rounded up to the nearest whole number of Transition Shares.

The Transition Shares issued in respect of the Up Front Payment will be subject to a hold period upon issuance. On the fourth month anniversary of the date of issue, the hold period will end for one third of issued Transition Shares. On the eighth month anniversary of the date of issue, the hold period will end for one third of issued Transition Shares. On the twelfth month anniversary of the date of issue, the hold period will end for the final third of the issued Transition Shares. The certificates representing such shares will be legended accordingly. Transition Shares issued to residents of the United States of America will bear an additional legend as described in Appendix "A" of the Letter of Acceptance and Transmittal.

-.

CONDITIONS OF THE OFFER

Transition reserves the right to withdraw the Offer and not take up and pay for any Bio Shares deposited under the Offer unless all of the conditions described in the Share Purchase Agreement, are satisfied or waived prior to the expiry of the Offer Period by Transition. The Offer is conditional (unless waived or amended by Transition) upon, among other things:

      (a) there being validly deposited under the Offer and not withdrawn, prior to the expiry of the Offer Period and at the time Transition first takes up and pays for the Bio Shares under the Offer, at least 66 2/3% of the outstanding Bio Shares;

      (b) the closing of the purchase of all of the Common Shares owned by the Directors pursuant to the Share Purchase Agreement; and

      (c) receipt of duly executed letters of acceptance and transmittal from remaining shareholders of Bio who agree to accept the Offer.

A copy of the Share Purchase Agreement is available upon request to any shareholder or may be viewed at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, solicitors for Bio, at any time during normal business hours up until the Closing Date.

The Offer shall remain open until 2:00 p.m. (Toronto time) on March 9, 2006, or such later date or dates as may be fixed by Transition from time to time (the "OFFER PERIOD"). If the Offer does not close in accordance with the terms of this Offer and the Share Purchase Agreement within six months after March 9, 2006 (or other date as fixed by Transition) all Bio Shares tendered under the offer shall be returned to the Vendors.

ACQUISITION OF BIO SHARES NOT DEPOSITED

If the Offer has been accepted by the holders of not less than 90% of the Common Shares, and such Common Shares have been taken up and paid for by Transition, Transition currently intends to acquire the remaining securities of any such class pursuant to the Compulsory Acquisition provisions of Part 15 of the Business Corporations Act (Ontario) on the same terms on which Transition acquired the securities pursuant to the Offer. If such statutory right of Compulsory Acquisition is not available or if Transition elects not to proceed by way of such statutory right, Transition will consider other means of acquiring, directly or indirectly, all of the securities not deposited under the Offer. Transition will cause the securities acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable corporate and securities laws, to be counted as part of any shareholder approval that may be required in connection with such transaction.

MANNER OF ACCEPTANCE

The Offer may be accepted during the Offer Period by depositing or forwarding the Letter of Acceptance and Transmittal attached hereto as Exhibit "B", duly completed and signed, to the registered office of Transition c/o McCarthy Tetrault LLP, Suite 4700, Toronto Dominion Tower Toronto, Ontario M5K 1E6, Attn:
-.

In order to accept the Offer, the Common Shares held by the Shareholder must be duly endorsed for transfer and delivered to Transition together with your completed Letter of Acceptance and Transmittal.

Transition reserves the right to permit a holder of Common Shares to accept the Offer in a manner other than as set out above.

PAYMENT FOR SHARES

Upon receipt of the Common Shares, Transition will pay for the Common Shares tendered in acceptance of the Offer by issuing and delivering a certificate representing the number of Up Front Transition Shares to the Vendors who are resident of Canada (the Transition Shares issuable to non-Residents under the Offer shall be held by and dealt with by the Escrow Agent pursuant to the Withholding Tax provisions as set out in Appendix "B" of the Letter of Acceptance). In addition, all Vendors shall receive the Royalty Agreement issuable to the holder in accordance with the Offer in the name and to the address specified in the Letter of Acceptance and Transmittal. Upon the achievement of a Milestone, Transition will issue and deliver a certificate representing the number of Transition Shares issuable to the holder (based on the then current Transition Market Price) in accordance with the Milestone payment plan as described above.

TAX ELECTION

Transition will, at the request of the Vendors, jointly elect with each Vendor under subsection 85(1) of the Tax Act with respect to the sale of the Common Shares. Such election will be prepared by each Vendor and filed by each Vendor and Transition in the form and manner and within the time prescribed by the Tax Act. The agreed amount for the purposes of paragraph 85(1)(a) of the Tax Act in respect of each such property will be such amount as is determined by each Vendor within the limits prescribed in the Tax Act.

Transition will, at the request of each Vendor, jointly elect with each Vendor under corresponding provisions of applicable provincial income tax legislation with respect to the sale of the Common Shares. This section will apply to the making of any such provincial elections, with necessary changes.

WITHHOLDING TAX

Vendors who are residents of the United States of America will be subject to the Withholding Tax provisions as set out in Appendix "B" of the Letter of Acceptance and Transmittal attached hereto.

WARRANTIES AND COVENANTS OF TRANSITION

Transition warrants and covenants as follows:

      (a) the execution and delivery of this Offer and the Share Purchase Agreement by Transition and the consummation of the transaction contemplated hereby do not constitute a breach of or default under any agreement to which Transition is a party or by which Transition is bound, and is legally binding upon Transition in accordance with its terms;

      (b) all requisite corporate action has been taken by Transition to authorize the execution and delivery of this Offer and the Share Purchase Agreement and this Offer and Share Purchase Agreement have been duly executed and delivered by Transition; and

      (c) all representations and warranties of Transition contained in the Share Purchase Agreement are incorporated herein by reference.

This Offer is dated this 24th day of February, 2006.





                                       TRANSITION THERAPEUTICS INC.

                                       Per:
                                              ----------------------------------
                                              Name:  Elie Farah
                                              Title: Chief Financial Officer

                                   EXHIBIT "A"

                               ROYALTY AGREEMENT


TO:         - (the "PAYEE")

FROM: ELLIPSIS NEUROTHERAPEUTICS INC. ("ENI"), TRANSITION THERAPEUTICS INC. ("TRANSITION")

DATE:       March 10, 2006

BACKGROUND

1. Pursuant to the terms of an offer made by Transition and accepted by the Payee by way of a letter of acceptance dated - (the "LETTER OF ACCEPTANCE"), Transition has agreed to purchase and the Payee has agreed to sell all of the Payee's shares in ENI and/or 1255205 Ontario Inc. ("BIO") and/or 1255206 Ontario Inc.

2. As part of the consideration for the purchase and sale of the Payee's shares, Transition has agreed to cause ENI to enter into this Agreement with the Payee, and the Payee has agreed to enter into this Agreement with ENI, to provide for the payment by ENI to the Payee of the Royalties (as defined below) in accordance with the terms of this Agreement.

AGREEMENT


                                    ARTICLE 1
                                   DEFINITIONS

1.1         DEFINITIONS

      In this Agreement, including the recitals and the schedules, the following words and expressions have the following meanings unless the context otherwise requires:

(a) "AFFILIATE" of any Person means any other Person which, directly or indirectly, controls or is controlled by or is under common control with such Person, and for the purposes of this definition "CONTROL" (including correlative meanings of the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or by contract or otherwise;

(b) "INTELLECTUAL PROPERTY" means any intellectual property rights in the AZD-103 (-, including (i) all domestic and foreign patents and applications therefor and all reissues, divisions, continuations, renewals, extensions and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data, and schematics, and all documentation relating to any of the foregoing; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all designs and any registrations and applications therefor; (v) all software (both source code and object code form) and any proprietary rights in such software, including documentation and other materials related thereto;
      (vi) all income, royalties, damages and payments now and hereafter due and/or payable with respect to any of the foregoing, including, without limitation, damages and payments for past or future infringements or misappropriations thereof; and (vii) all rights to sue for past, present and future infringements or misappropriations of any of the foregoing.

(c)   "LETTER OF ACCEPTANCE" has the meaning provided in the recitals;

(d) "NET REVENUES" in respect of Products sold in normal arm's-length commercial transactions between parties which are not Affiliates, means the gross revenues from Products sold at the genuine selling price at which customers are billed in the usual course of business, less usual commissions, discounts, refunds, allowances, replacements, or credits allowed to purchasers for return or recall of the Products, less all distribution costs (except that any such distribution costs shall not exceed 1.5% of such gross revenues), freight and insurance costs incurred in respect of Products, and less all sales and use taxes, customs duties, and any other governmental tax or charge (except income tax) imposed on or at the time of the production, importation, use or sale of the Products. A sale or transfer to an Affiliate for resale by such Affiliate shall not be considered a sale for purposes of this provision, but the resale by such Affiliate to a third party shall be a sale for such purposes;

(e) "PERSON" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture or other entity;

(f)   "PRODUCTS" means the compound AZD-103 -;

(g)   "ROYALTIES" has the meaning provided in Section 2.1;

(h)   "ROYALTY COMMENCEMENT DATE" means -; and

(i) "ROYALTY RATE" means, in respect of each calendar year or part thereof and considered on a year to year basis, -.


                                    ARTICLE 2
                                    ROYALTIES

2.1   ROYALTIES

      Transition will pay, or will cause ENI its Affiliates, sub-licensees and distributors to pay to the Payee, subject to the terms of this Agreement and the terms of the Letter of Acceptance, royalties ("ROYALTIES") at the Royalty Rate on Net Revenues from the sale of Products worldwide made after the Royalty Commencement Date. For clarity, the Payee will be entitled to receive Royalties based on Net Revenues realized only by ENI, its Affiliates or any sublicensee or distributor of ENI or its Affiliates in accordance with
Section 2.2.

2.2   EARNING OF NET REVENUES BY ENI AND ITS AFFILIATES

      Net Revenues from sales of Products by ENI or any of its Affiliates will be deemed to been received by ENI or any of its Affiliates when Products are billed out or invoiced and consideration for same is actually received by ENI or its Affiliates. Net Revenues from any sublicensee or distributor of ENI or any of ENI's Affiliates will be deemed to have been received by ENI or its Affiliates when consideration is actually received by ENI or its Affiliates from such sublicensee or distributor, and the total consideration received by ENI or its Affiliates from any such sublicensee or distributor will be allocated to Royalties on a pro rata basis vis-a-vis such total consideration, such that Royalties will accumulate proportionately as such total consideration is received by ENI or its Affiliates. For clarity, in no event shall the Royalties payable to the Payee exceed the Royalty Rate in any given year.

2.3   CURRENCY

      Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of Canada.

2.4   PAYMENT OF ROYALTIES

      Within 45 days after the end of each calendar year, ENI will pay to the Payee all Royalties due hereunder to the Payee in respect of such calendar year at the Payee's address given under Section 4.3. All payments of Royalties hereunder will be made by way of cheque or other form of payment acceptable to ENI and the Payee, and will be net of any tax that ENI is required to withhold under applicable law, provided that ENI provides Payee with a copy of such withholding tax calculation of the required payment. ENI will afford all necessary cooperation and support to Payee in order for Payee to obtain credit or reimbursement.

2.5   AUDIT RIGHTS

      No more frequently than once per year during the term of this Agreement, Persons including the Payee (collectively, the "AUDITING PARTY") who collectively are entitled to receive royalties from ENI of not less than - received by ENI or any Affiliate from the sale of Products worldwide will be entitled as a group to retain a reputable, independent certified public accounting firm (the "AUDITOR") reasonably acceptable to ENI solely for the purposes of auditing, at a mutually agreed upon time during normal business hours, only those records of ENI that are reasonably necessary to verify the Net Revenues and royalties payable to the members of the Auditing Party, including the Royalties payable to the Payee as provided for in this Agreement. Prior to the audit, ENI may require the Auditor to sign a confidentiality agreement reasonably acceptable to ENI. Such audit shall be conducted in accordance with generally accepted auditing standards. The Auditor will be entitled to disclose to the Auditing Party only whether or not ENI is in compliance with its payment obligations under this Agreement and, if ENI is not in compliance, the amount of any non-compliance. The Auditor will be precluded from disclosing any other confidential information of ENI to the Auditing

Party without the prior written consent of ENI. In the event an audit reveals a shortfall in payment by ENI to the Payee, ENI will immediately pay the amount of the shortfall to the Payee. Each audit will only cover the prior 3 years under this Agreement.

2.6   FUTURE OPERATIONS OF ENI

      The Payee acknowledges that ENI will operate its business and commercialize Products in ENI's sole discretion, that ENI is not under any obligation to operate its business or commercialize Products in any particular manner, that there can be no assurance that any Royalties will be received, that ENI will have no obligation to operate its business or commercialize Products in order to maximize the amount of the Royalties, and that none of ENI, Transition or Bio owes a fiduciary duty or express or implied duty to the Payee, but instead the parties intend the express provisions of this Agreement to govern their contractual relationship.


                                    ARTICLE 3
                                      TERM

3.1   TERM

      This Agreement and ENI's obligations to pay Royalties to the Payee will terminate - years from the date of execution of this Agreement.

3.2   SURVIVAL OF TERMS

      All payment obligations accruing prior to the date of termination, and such other provisions as may reasonably be expected to remain in force, will survive the termination of this Agreement and will remain in full force and effect following such termination.


                                    ARTICLE 4
                                     GENERAL

4.1   GOVERNING LAW AND ATTORNMENT

      This Agreement will be governed by and construed in accordance with the substantive laws of Ontario and the federal laws of Canada applicable in Ontario, without regard to the conflict of law rules of Ontario that would apply a different body of law. The parties irrevocably submit to and accept generally and unconditionally the exclusive jurisdiction of the courts and appellate courts of Ontario with respect to any legal action or proceeding which may be brought at any time relating in any way to this Agreement.

4.2   ASSIGNMENT

      (a) This Agreement and any of its rights and obligations are freely assignable by Payee in whole or in part without the consent of ENI.

      (b) This Agreement is not assignable by ENI and/or Transition without the prior written consent of the Payee, except that, upon written notice to the Payee but without the Payee's consent, ENI and/or Transition may assign this Agreement in its entirety in connection with any transfer by ENI and/or Transition of all or substantially all of the commercialization rights, including Intellectual Property rights necessary to make, have made, use and sell the Products, in which case ENI and/or Transition will obtain the agreement of the assignee to assume the obligations of ENI and Transition under this Agreement on the same terms as this Agreement.

      (c) Upon effecting any permitted assignment under this Agreement, in connection with the sale of the commercialization rights as described in (b) above to an arms-length purchaser that assumes the obligations of ENI and Transition under this Agreement then Transition and the assigning party will be relieved and discharged from all liability and obligations in respect of the assigned rights and obligations, and the non-assigning party will look solely to the assignee with respect to all matters regarding such assigned rights and obligations.

      (d) Any attempt by any party to assign any of the rights or obligations of this Agreement except as permitted by this Agreement is void.

4.3   NOTICES

      Any notice, direction, request or other communication required or contemplated by any provision of this Agreement will be given in writing and will be given by delivering or faxing or emailing the same to the parties as follows:

      (a)   To ENI at:

      c/o Transition Therapeutics Inc.
      101 College Street, Suite 220
      Toronto, ON M5G 1L7

      Attention:   Dr. Tony Cruz
      Fax:         (416) 260-2886

      (b)   To the Payee at:


      The address specified in the Payee's
      Letter of Acceptance.


      Any such notice, direction, request or other communication will be deemed to have been given or made on the date on which it was delivered or, in the case of fax or email, on the next business day after receipt of transmission. Any party may change its fax number or address for service or email address from time to time by written notice in accordance with this Section.

4.4   AMENDMENTS AND WAIVER

      No amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement will be deemed or will constitute a waiver of any other provision nor will any such waiver constitute a continuing waiver unless otherwise expressly provided.

4.5   ENTIRE AGREEMENT

      This Agreement supersedes all previous invitations, proposals, letters, correspondence, negotiations, promises, agreements, covenants, conditions, representations and warranties with respect to the subject matter of this Agreement. There is no representation, warranty, collateral term or condition or collateral agreement affecting this Agreement, other than as expressed in writing in this Agreement.

4.6   INVALIDITY OF PARTICULAR PROVISION

      If any provision of this Agreement or any part of any provision (in this Section called the "OFFENDING PROVISION") is declared or becomes unenforceable, invalid or illegal for any reason whatsoever including, without limiting the generality of the foregoing, a decision by any competent courts, legislation, statutes, bylaws or regulations or any other requirements having the force of law, then the remainder of this Agreement will remain in full force and effect as if this Agreement had been executed without the Offending Provision.

4.7   RELATIONSHIP

      Nothing in this Agreement will make or be construed to make the parties partners or agents of each other or to create any other relationship by which the acts of any party may bind the others or result in any liability to the other.

4.8   HEADINGS AND CAPTIONS

      The headings and captions of sections and paragraphs contained in this Agreement are all inserted for convenience of reference only and are not to be considered when interpreting this Agreement.

4.9   ENUREMENT

      Subject to the restrictions on transfer contained in this Agreement, this Agreement will enure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and permitted assigns.

TRANSITION THERAPEUTICS INC.           ELLIPSIS NEUROTHERAPEUTICS INC.


Per:                                   Per:
      ------------------------------         --------------------------------
                                                                          c/s

Per:                                   Per:
      ------------------------------         --------------------------------


                               (End of Agreement.)

                                   EXHIBIT "B"

                   LETTER OF ACCEPTANCE AND TRANSMITTAL (BIO)

TO:   TRANSITION THERAPEUTICS INC.

The undersigned (the "OFFEREE") holder of a number of Common Shares (collectively, the "COMMON SHARES") of Bio indicated below hereby:

1. acknowledges receipt of the offer of Transition Therapeutics Inc. ("TRANSITION") dated February 24, 2006 (the "OFFER");

2. irrevocably agrees to the terms of and accepts the Offer and sells, assigns and transfers to Transition all right, title and interest of the Offeree in and to all of the Common Shares held by the Offeree, subject to the condition precedent that the closing of the purchase of Common Shares held by the Directors (as defined in the Offer) occurs as contemplated in the Share Purchase Agreement (also as defined in the Offer);

3. represents and warrants that it has good title to the Common Shares free and clear of all liens, charges and encumbrances and, subject to the approval of the board of directors of ENI, that it has full power and authority to sell, assign and transfer the Common Shares held by it and when the Common Shares are taken up and paid for by Transition, Transition will acquire good, marketable and unencumbered title to the Common Shares free and clear of all liens, restrictions, charges and encumbrances, and the same will not be subject to any adverse claim;

4. represents and warrants that, to the best of its knowledge, information and belief, there are no actions, suits, proceedings or claims existing or pending or threatened with respect to or in any manner challenging respective ownership of the Bio Shares or the sale of the Bio Shares pursuant to this Agreement;

5. covenants that it will execute, upon request, any additional documents reasonably necessary or desirable to complete the transaction contemplated herein; and

6.    covenants that it is (PLEASE CHECK ONE):

      ___ not a non-resident of Canada within the meaning of the Income Tax Act (Canada),

      ___ a non-resident of Canada with the meaning of the Income Tax Act (Canada), and is a resident of the United States of America, and as such covenants that the representations in Appendix "A" are true and correct as of the Closing Date and agrees to the Withholding Tax arrangement as set forth in Appendix "B".

By execution of this letter, the Offeree irrevocably appoints a director or officer of Bio as attorney of the Offeree, effective the date hereof, with full power of substitution, in the name and on behalf of the Offeree, to endorse the certificate(s) representing Common Shares held by the

Offeree, attend at a closing of the purchase and sale of the Common Shares and accept the cash consideration payable under the Offer on behalf of the Offeree.

Capitalized terms used, but not defined, in this Letter of Acceptance and Transmittal which are defined in the Offer have the respective meanings set out in the Offer.

Each and every authority, whether as attorney or otherwise, herein conferred by the Offeree is irrevocable, is granted in consideration of the purchase of the Common Shares by Transition in accordance with the terms of the Offer, shall survive the death, insolvency, bankruptcy or incapacity of the Offeree and shall be binding upon the successors and assigns of the Offeree and upon the executors, administrators, committees, heirs and personal representatives of the undersigned.



                             DATED:                , 2006.
                                    ---------------


                             ---------------------------------------------------
                             Name of Offeree (Please Print)


                             ---------------------------------------------------
                             Signature


                             ---------------------------------------------------
                             Name of person signing (if Offeree is a company)



                             Address of Offeree

                             ---------------------------------------------------

                             ---------------------------------------------------

                             ---------------------------------------------------

                             ---------------------------------------------------


                             Number of Common Shares held by Offeree
                                                                     -----------

                                  APPENDIX "A"

                        U.S. Representations & Warranties

1.    [it/he/she] is authorized to consummate the receipt of the Transition
      Shares;

2. [it/he/she] understands that the Transition Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any applicable state securities laws and that the contemplated [transfer/issuance] is being made in reliance on a private placement exemption to accredited investors (as such term is defined on Annex A hereto, "Accredited Investors");

3. [it/he/she] has had access to such additional information, if any, concerning Transition as it has considered necessary in connection with its investment decision to receive the Transition Shares;

4. [it/he/she] has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Transition Shares and is able to bear the economic risks of such investment;

5. [it/he/she] is an Accredited Investor and is acquiring the Transition Shares for its own account or for the account of an Accredited Investor as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition of the Transition Shares in violation of United States securities laws or applicable state securities laws;

6. [it/he/she] acknowledges that it has not purchased the Transition Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media have been invited by general solicitation or general advertising;

7. [it/he/she] agrees that if it decides to offer, sell or otherwise transfer any of the Transition Shares, such Transition Shares may be offered, sold or otherwise transferred only, (i) to Transition, (ii) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act or
      (iii) within the United States in accordance with one or more exemptions from registration under the 1933 Act, if available, and in compliance with any applicable state securities laws;

8. [it/he/she] understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing Transition Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend (the "U.S. LEGEND"):

      "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF TRANSITION THAT SUCH SECURITIES MAY

      BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO TRANSITION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH ONE OR MORE EXEMPTIONS FROM REGISTRATION UNDER THE 1933 ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT TRANSITION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM TRANSITION, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO TRANSITION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT.";

provided, that if Transition Shares are being transferred under paragraph
(7)(ii) above, and provided that Transition is a "foreign issuer" within the meaning of Regulation S at the time of sale, any such legend may be removed by providing a declaration to Transition to the effect set forth in Annex B hereto (or as Transition may prescribe from time to time); and provided, further, that, if any such Transition Shares are being transferred under paragraph (7)(iii) above, the legend may be removed by delivery to Transition of an opinion of counsel, of recognized standing reasonably satisfactory to Transition, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

9. [it/he/she] consents to Transition making a notation on its records or giving instructions to any transfer agent of the Transition Shares in order to implement the restrictions on transfer set forth and described herein; and

10. if required by applicable U.S. securities laws or by the U.S. Securities Exchange Commission, [it/he/she] will execute, deliver and file and otherwise assist Transition in filing reports, questionnaires, undertakings and other documents with respect to the transfer of the Transition Shares.

                                     ANNEX A

                        DEFINITION OF ACCREDITED INVESTOR

"Accredited Investor" means any entity which comes within any of the following categories:

11. Any bank as defined in Section 3(a)(2) of the 1933 Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the 1933 Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in
      Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

12. Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

13. Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000;

14. Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

15.   Any director or executive officer of Transition/Bio/ENI;

16. Any natural person with an individual net worth, or joint net worth with his or her spouse, at the time of purchase in excess of US$1,000,000;

17. Any natural person with an individual income in excess of US$200,000 in each of the last 2 years or joint income with his or her spouse in excess of US$300,000 in each of those years, and who reasonably expects to reach the same income level in the current year; or

18.   Any entity in which all of the equity owners are accredited investors.

As used herein, the term "net worth" means the excess of total assets over total liabilities. In computing net worth for the purpose of paragraph (6) above, the principal residence of the investor must be valued at cost, including cost of improvements, or at recently appraised value by an institutional lender making a secured loan, net of encumbrances. In determining income, an investor should add to adjusted gross income any amount attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, (2) alimony payments, and any amount by which income from long term capital gains has been reduced in arriving at adjusted gross income.

                                     ANNEX B

TO:   Transition Therapeutics Inc.



The undersigned (a) acknowledges that the sale of the securities of Transition Therapeutics Inc. (Transition") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act") and (b) certifies that (1) the undersigned is not an affiliate of Transition as that term is defined in the 1933 Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of The Toronto Stock Exchange, the Montreal Exchange, or the Canadian Venture Exchange or any other designated offshore securities market as defined in Regulation S under the 1933 Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.


Dated:
        ------------------------       -----------------------------------------
                                       Name of Seller

                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                  Appendix "B"

                                WITHHOLDING TAXES

1.    DEFINITIONS

      The following definitions shall apply to this Appendix "B":

      "AGREED REMITTANCE DATE" means the 28th day after the end of the month containing the Closing Date.

      "COMFORT LETTER" means a letter addressed to the Purchaser, the Non-Resident Vendor or counsel to the Non-Resident Vendor from the CRA which provides that any amount withheld by the Purchase is to be retained and not remitted to the Receiver General of Canada until such later date as may be specified by the CRA.

      "COMPLIANCE CERTIFICATE" has the meaning ascribed thereto in Section 2(a);

      "CRA" means the Canada Revenue Agency;

      "CRA REMITTANCE DATE" means the later of the Agreed Remittance Date and such date as may be specified later in writing by the CRA.

      "ESCROW AGENT" means Computershare Trust Company of Canada;

      "NON-RESIDENT" shall mean not resident in Canada for the purposes of the Tax Act;

      "NON-RESIDENT VENDORS" means the Bio Directors, the ENI Directors, the Warrant Holder, the Remaining Bio Shareholders and the Remaining ENI Shareholders who tender their respective ENI Shares and Bio Shares in accordance with this Appendix "B" and who are Non-Residents;

      "PURCHASE PRICE" means the purchase consideration paid to the Vendors in accordance with the Share Purchase Agreement;

      "TAX ACT" shall mean the Income Tax Act (Canada) and the Income Tax Act Regulations, as amended from time to time or publicly proposed to be amended to the date of this Appendix "B";

      "TAX AMOUNT" has the meaning ascribed thereto in Section 2(f); and

      "TRANSACTION" has the meaning ascribed thereto in Section 2(a).

2.    WITHHOLDING TAXES

      (a) The Purchaser and the Non-Resident Vendors acknowledge that, pursuant to Section 116 of the Tax Act, in respect of purchase and sale of the Purchased Shares contemplated herein (the "TRANSACTION"), the Purchaser is entitled to withhold and must remit to the Receiver General of Canada the prescribed percentage of the amount, if any, by which the Purchase Price payable to a Non-Resident Vendor exceeds the certificate limit set out in a certificate of compliance (a "COMPLIANCE CERTIFICATE") obtained from the CRA by a Non-Resident Vendor for the purposes of
            Section 116 of the Tax Act in respect of the Transaction;

      (b) To ensure that the Purchaser will be able to meet its withholding requirements as outlined in Section 2(a) of this Appendix "B" the Purchaser shall deposit all of the Transition Shares to which a Non-Resident Vendor is entitled with the Escrow Agent who will pool all such Transition Shares and the Purchaser shall be entitled to instruct the Escrow Agent to sell a sufficient number of the Transition Shares in accordance with Sections 2(e) and 2(g) of this Appendix "B" on deposit with the Escrow Agent, net of transaction costs, to which the Non-Resident Vendor is otherwise entitled, that will enable the Purchaser to meet its withholding requirements as outlined in Section 2(a) of this Appendix "B";

      (c) Notwithstanding Section 2(a) of this Appendix "B" and Section 2(b) of this Appendix "B", the Purchaser and the Non-Resident Vendors acknowledge that some or all of the Non-Resident Vendors may not be able to provide a Compliance Certificate to the Purchaser at or prior to the Closing Date, and the Purchaser and the Non-Resident Vendors wish to provide a mechanism to allow the Non-Resident Vendors to attempt to obtain a Compliance Certificate prior to the expiry of the statutory period by which the remittance of the withholding taxes, if any, is required to be paid to the Receiver General of Canada;

      (d) If the CRA indicates that payment of an amount (the "TAX AMOUNT") would allow the CRA to issue a Compliance Certificate with a certificate limit equal to the Purchase Price payable to a Non-Resident Vendor, the Purchaser, upon receipt of a written direction signed by the Non-Resident Vendor to that effect, shall pay the Tax Amount to the CRA from any amount so withheld or, at the request of the Non-Resident Vendor, shall release and forward the Tax Amount to the Non-Resident Vendor's counsel on the trust condition that such funds be used for the sole purpose of making the aforementioned payment to the CRA and, upon delivery of the resultant Compliance Certificate to the Purchaser, the balance of the funds so withheld shall be released to the Non-Resident Vendor;

      (e) Where the Non-Resident Vendor delivers to the Purchaser a Compliance Certificate issued by the Minister of National Revenue under subsection 116(2) of the Tax Act, the Purchaser:

            (i) may, if the Purchaser has not received a Comfort Letter within 10 days prior to the Agreed Remittance Date, instruct the Escrow Agent to sell a sufficient number of the Transition Shares, to which the Non-Resident Vendor is otherwise entitled and on deposit with the Escrow Agent, to pay, net of transaction costs, the amount described in Section 2(e)(ii) of this Appendix "B";

            (ii) shall pay on the CRA Remittance Date to the Receiver General of Canada 25% of the amount, if any, by which the Purchase Price exceeds the certificate limit fixed in such Compliance Certificate; and

            (iii) shall pay within 2 days following the CRA Remittance Date to the Non-Resident Vendor any amount that the Purchaser has withheld and is not required to pay to the Receiver General of Canada in accordance with Section 2(e)(ii) of this Appendix "B";

      (f) Where the Non-Resident Vendor delivers to the Company a Compliance Certificate issued by the Minister of National Revenue under subsection 116(4) of the Tax Act prior to the CRA Remittance Date, the Purchaser shall pay to the Non-Resident Vendor forthwith all amounts the Purchaser has withheld in respect of the Non-Resident Vendor;

      (g) Where no Compliance Certificate has been delivered to the Purchaser by the Non-Resident Vendor, the Purchaser:

            (i) may, if the Purchaser has not received a Comfort Letter within 10 days prior to the Agreed Remittance Date, instruct the Escrow Agent to sell a sufficient number of the Transition Shares, to which the Non-Resident Vendor is otherwise entitled and on deposit with the Escrow Agent, to pay, net of transaction costs, the amount described in Section 2(g)(ii) 2(g)(ii)of this Appendix "B";

            (ii) shall pay on the CRA Remittance Date to the Receiver General of Canada 25% of the Purchase Price payable to that Non-Resident Vendor; and

            (iii) shall pay within 2 days following the CRA Remittance Date to the Non-Resident Vendor any amount that the Purchaser has withheld and is not required to pay to the Receiver General of Canada in accordance with Section 2(g)(ii) of this Appendix "B";

      (h) The Purchaser shall not remit the amounts referred to in Section 2(e) of this Appendix "B" and Section 2(g) of this Appendix "B" on the Agreed Remittance Date if a Comfort Letter is delivered to the Purchaser prior to the Agreed Remittance Date, in which case the Purchaser shall not remit such amounts prior to the CRA Remittance Date.

      (i) Any amount paid by the Purchaser to the Receiver General of Canada under Section 2(e) of this Appendix "B" or under Section 2(g) of this Appendix "B" shall constitute a payment made by the Purchaser to the Non-Resident Vendor on account of the Purchase Price.

      (j) Transition Shares subject to this Article 2 hereof shall not bear the U.S. Legend or other resale restriction legend unless they are released from Escrow to the respective Non-Resident Vendor. All Transition Shares sold by the Escrow Agent pursuant to Section 2(e) and 2(g) shall not bear the U.S. Legend or other resale restriction legend.

      (k) While the Escrow Agent will take reasonable steps to sell such withheld Transition Shares in an orderly manner, the Purchaser makes no assurance as to the price that will be received in respect of such sales and the Purchaser will not be liable in any manner in respect of the sale procedure, terms, timing or purchase price received for such withheld Transition Shares.

                                   EXHIBIT "C"

                        PROPORTIONATE INTEREST IN ROYALTY

                                  SCHEDULE "E"

                             ENI OFFER TO PURCHASE

(as per the attached pages)

                              ENI OFFER TO PURCHASE

                          TRANSITION THERAPEUTICS INC.
                          101 COLLEGE STREET, SUITE 220
                               TORONTO, ON M5G 1L7

TO: ALL SHAREHOLDERS OF ELLIPSIS NEUROTHERAPEUTIC INC. ("ENI"), EXCEPT TRANSITION THERAPEUTICS INC. ("TRANSITION"), THE DIRECTORS OF ENI (THE "DIRECTORS") AND 1255205 ONTARIO INC. ("BIO")

     (ALL SHAREHOLDERS OF ENI THAT ACCEPT THIS OFFER SHALL HEREINAFTER BE REFERRED TO AS THE "VENDORS" OR INDIVIDUALLY AS A "VENDOR")

RE: OFFER (THE "OFFER") TO PURCHASE ALL OUTSTANDING COMMON SHARES (THE "COMMON SHARES") OF ENI

DEFINITIONS

Capitalized terms used but not defined in this Offer shall have the meaning ascribed thereto in the share purchase agreement entered into among Transition, Bio, ENI, HoldCo, the Bio Directors, the Directors, and the Warrant Holder (the "SHARE PURCHASE AGREEMENT").

DIRECTORS' ACCEPTANCE

The Directors have agreed to sell all the Common Shares held by them to Transition pursuant to the terms and conditions of the Share Purchase Agreement for the same consideration as described below.

THE OFFER

Subject to the terms and conditions set forth in the accompanying Letter of Acceptance and Transmittal, the Share Purchase Agreement, and as set forth below, Transition hereby offers to purchase all of the outstanding Common Shares for: (i) an up front payment (the "UP FRONT PAYMENT") equivalent to $- per Common Share in the form of - common shares of Transition ("TRANSITION SHARES") for each Common Share, (ii) a proportionate interest in the Royalty (as that term is defined in Section 2.1 of the form of Royalty Agreement attached hereto as Exhibit "A" to this Offer), with such individual proportionate interest being set out in Exhibit "C" and (iii) future Milestone payments (payable in the form of additional Transition Shares issued at the then Transition Market Price) equivalent to up to $- per Common Share, as set out below:

      (a)   - per Common Share;

      (b)   - per Common Share, less the amount paid pursuant to (a);

      (c)   - per Common Share, less the amounts paid pursuant to (a) and (b);
            and

      (d)   - per Common Share, less the amounts paid pursuant to (a), (b) and
            (c);

      (the events specified in sections (a) through (d) are hereinafter referred to collectively as the "MILESTONES", or individually, a "MILESTONE").

Transition and the Vendors shall agree that, at Closing, the fair market value of the consideration in section (i) as set out above is $- per ENI Share and at Closing, the fair market value of the consideration in sections (ii) and (iii) as set out above, will in the aggregate be $- per ENI Share.

Transition Shares issued pursuant to a Milestone shall be issued within 14 days of the Milestone being achieved. In the event that the Transition Shares are no longer listed on a stock exchange, any remaining portion of the consideration associated with Milestones, which becomes payable to the above, shall be satisfied by Transition through cash consideration. If the Purchaser merges with another corporation, the successor corporation (the "SUCCESSOR") will assume, at the Successor's option, the payment obligations arising under this Agreement, and any such Milestone payments may, at the Successor's option, be satisfied through cash consideration or through the delivery of shares in the capital of the Successor, provided such shares are listed on a stock exchange in Canada. Further, if Transition sells the ENI Shares to an arm's length party, the acquiror of such shares shall assume the Purchaser's payment obligations arising under this Offer without any further consent of the other parties hereto.

No fractional Transition Shares shall be issued to a Vendor. Where a Vendor would otherwise be entitled to a fractional Transition Share, the Vendor shall be entitled to receive that number of Transition Shares that has been rounded up to the nearest whole number of Transition Shares.

The Transition Shares issued in respect of the Up Front Payment will be subject to a hold period upon issuance. On the fourth month anniversary of the date of issue, the hold period will end for one third of issued Transition Shares. On the eighth month anniversary of the date of issue, the hold period will end for one third of issued Transition Shares. On the twelfth month anniversary of the date of issue, the hold period will end for the final third of the issued Transition Shares. The certificates representing such shares will be legended accordingly. Transition Shares issued to residents of the United States of America will bear an additional legend as described in Appendix "A" of the Letter of Acceptance and Transmittal.

-.

CONDITIONS OF THE OFFER

Transition reserves the right to withdraw the Offer and not take up and pay for any ENI Shares deposited under the Offer unless all of the conditions described in the Share Purchase Agreement, are satisfied or waived prior to the expiry of the Offer Period by Transition. The Offer is conditional (unless waived or amended by Transition) upon, among other things:

      (a) the closing of the purchase of all of the Common Shares owned by the Directors and the Warrant Holder pursuant to the Share Purchase Agreement; and

         (b) receipt of duly executed letters of acceptance and transmittal from remaining shareholders of ENI who agree to accept the Offer.

The Offer is not subject to a minimum acquisition threshold by Transition.

A copy of the Share Purchase Agreement is available upon request to any shareholder or may be viewed at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street Toronto, Ontario M5L 1B9, solicitors for ENI, at any time during normal business hours up until the Closing Date.

The Offer shall remain open until 2:00 p.m. (Toronto time) on March 9, 2006, or such later date or dates as may be fixed by Transition from time to time (the "OFFER PERIOD"). If the Offer does not close in accordance with the terms of this Offer and the Share Purchase agreement within six months after March 9, 2006 (or other date as fixed by Transition) all ENI Shares tendered under the Offer shall be returned to the Vendors.

ACQUISITION OF ENI SHARES NOT DEPOSITED

If the Offer has been accepted by the holders of not less than 90% of the Common Shares not presently held by Transition, and such Common Shares have been taken up and paid for by Transition, Transition currently intends to acquire the remaining securities of any such class pursuant to the Compulsory Acquisition provisions of Part 15 of the Business Corporations Act (Ontario) on the same terms on which Transition acquired the securities pursuant to the Offer. If such statutory right of Compulsory Acquisition is not available or if Transition elects not to proceed by way of such statutory right, Transition will consider other means of acquiring, directly or indirectly, all of the securities not deposited under the Offer. Transition will cause the securities acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable corporate and securities laws, to be counted as part of any shareholder approval that may be required in connection with such transaction.

MANNER OF ACCEPTANCE

The Offer may be accepted during the Offer Period by depositing or forwarding the Letter of Acceptance and Transmittal attached hereto as Exhibit "B", duly completed and signed, to the registered office of Transition c/o McCarthy Tetrault LLP, Suite 4700, Toronto Dominion Tower Toronto, Ontario M5K 1E6, Attn:
-.

In order to accept the Offer, the Common Shares held by the Shareholder must be duly endorsed for transfer and delivered to Transition together with your completed Letter of Acceptance and Transmittal.

Transition reserves the right to permit a holder of Common Shares to accept the Offer in a manner other than as set out above.

PAYMENT FOR SHARES

Upon receipt of the Common Shares, Transition will pay for the Common Shares tendered in acceptance of the Offer by issuing and delivering a certificate representing the number of Up

Front Transition Shares to the Vendors who are resident of Canada (the Transition Shares issuable to non-Residents under the Offer shall be held by and dealt with by the Escrow Agent pursuant to the Withholding Tax provisions as set out in Appendix "B" of the Letter of Acceptance). In addition, all Vendors shall receive the Royalty Agreement issuable to the holder in accordance with the Offer in the name and to the address specified in the Letter of Acceptance and Transmittal. Upon the achievement of a Milestone, Transition will issue and deliver a certificate representing the number of Transition Shares issuable to the holder (based on the then current Transition Market Price) in accordance with the Milestone payment plan as described above.

TAX ELECTION

Transition will, at the request of the Vendors, jointly elect with each Vendor under subsection 85(1) of the Tax Act with respect to the sale of the Common Shares. Such election will be prepared by each Vendor and filed by each Vendor and Transition in the form and manner and within the time prescribed by the Tax Act. The agreed amount for the purposes of paragraph 85(1)(a) of the Tax Act in respect of each such property will be such amount as is determined by each Vendor within the limits prescribed in the Tax Act.

Transition will, at the request of each Vendor, jointly elect with each Vendor under corresponding provisions of applicable provincial income tax legislation with respect to the sale of the Common Shares. This section will apply to the making of any such provincial elections, with necessary changes.

WITHHOLDING TAX

Vendors who are residents of the United States of America will be subject to the Withholding Tax provisions as set out in Appendix "B" of the Letter of Acceptance and Transmittal attached hereto.

WARRANTIES AND COVENANTS OF TRANSITION

Transition warrants and covenants as follows:

      (a) the execution and delivery of this Offer and the Share Purchase Agreement by Transition and the consummation of the transaction contemplated hereby do not constitute a breach of or default under any agreement to which Transition is a party or by which Transition is bound, and is legally binding upon Transition in accordance with its terms;

      (b) all requisite corporate action has been taken by Transition to authorize the execution and delivery of this Offer and the Share Purchase Agreement and this Offer and Share Purchase Agreement have been duly executed and delivered by Transition; and

      (c) all representations and warranties of Transition contained in the Share Purchase Agreement are incorporated herein by reference.

This Offer is dated this 24th day of February, 2006.

                                      TRANSITION THERAPEUTICS INC.

                                      Per:
                                           -------------------------------------
                                           Name: Elie Farah
                                           Title: Chief Financial Officer

                                   EXHIBIT "A"

                                ROYALTY AGREEMENT

                               ROYALTY AGREEMENT

TO:    - (the "PAYEE")

FROM: ELLIPSIS NEUROTHERAPEUTICS INC. ("ENI"), TRANSITION THERAPEUTICS INC. ("Transition")

DATE:  March 10, 2006

BACKGROUND

1. Pursuant to the terms of an offer made by Transition and accepted by the Payee by way of a letter of acceptance dated - (the "LETTER OF ACCEPTANCE"), Transition has agreed to purchase and the Payee has agreed to sell all of the Payee's shares in ENI and/or 1255205 Ontario Inc. ("BIO") and/or 1255206 Ontario Inc.

2. As part of the consideration for the purchase and sale of the Payee's shares, Transition has agreed to cause ENI to enter into this Agreement with the Payee, and the Payee has agreed to enter into this Agreement with ENI, to provide for the payment by ENI to the Payee of the Royalties (as defined below) in accordance with the terms of this Agreement.

AGREEMENT

                                    ARTICLE 1
                                   DEFINITIONS

1.1   DEFINITIONS

      In this Agreement, including the recitals and the schedules, the following words and expressions have the following meanings unless the context otherwise requires:

(a) "AFFILIATE" of any Person means any other Person which, directly or indirectly, controls or is controlled by or is under common control with such Person, and for the purposes of this definition "CONTROL" (including correlative meanings of the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or by contract or otherwise;

(b) "INTELLECTUAL PROPERTY" means any intellectual property rights in the AZD-103 (-, including (i) all domestic and foreign patents and applications therefor and all reissues, divisions, continuations, renewals, extensions and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data, and schematics, and all documentation relating to any of the foregoing; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all designs and any registrations and applications therefor; (v) all software (both source code and object code form) and any proprietary rights in such software, including documentation and other materials related thereto; (vi) all income, royalties, damages and payments now and hereafter due and/or payable with respect to any of the foregoing, including, without limitation, damages and payments for past or future infringements or misappropriations thereof; and (vii) all rights to sue for past, present and future infringements or misappropriations of any of the foregoing.

(c)   "LETTER OF ACCEPTANCE" has the meaning provided in the recitals;

(d) "NET REVENUES" in respect of Products sold in normal arm's-length commercial transactions between parties which are not Affiliates, means the gross revenues from Products sold at the genuine selling price at which customers are billed in the usual course of business, less usual commissions, discounts, refunds, allowances, replacements, or credits allowed to purchasers for return or recall of the Products, less all distribution costs (except that any such distribution costs shall not exceed 1.5% of such gross revenues), freight and insurance costs incurred in respect of Products, and less all sales and use taxes, customs duties, and any other governmental tax or charge (except income tax) imposed on or at the time of the production, importation, use or sale of the Products. A sale or transfer to an Affiliate for resale by such Affiliate shall not be considered a sale for purposes of this provision, but the resale by such Affiliate to a third party shall be a sale for such purposes;

(e) "PERSON" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture or other entity;

(f)   "PRODUCTS" means the compound AZD-103 -;

(g)   "ROYALTIES" has the meaning provided in Section 2.1;

(h)   "ROYALTY COMMENCEMENT DATE" means -; and

(i) "ROYALTY RATE" means, in respect of each calendar year or part thereof and considered on a year to year basis, -.


                                    ARTICLE 2
                                    ROYALTIES

2.1   ROYALTIES

      Transition will pay, or will cause ENI its Affiliates, sub-licensees and distributors to pay to the Payee, subject to the terms of this Agreement and the terms of the Letter of Acceptance, royalties ("ROYALTIES") at the Royalty Rate on Net Revenues from the sale of Products worldwide made after the Royalty Commencement Date. For clarity, the Payee will be entitled to receive Royalties based on Net Revenues realized only by ENI, its Affiliates or any sublicensee or distributor of ENI or its Affiliates in accordance with Section 2.2.

2.2   EARNING OF NET REVENUES BY ENI AND ITS AFFILIATES

      Net Revenues from sales of Products by ENI or any of its Affiliates will be deemed to been received by ENI or any of its Affiliates when Products are billed out or invoiced and consideration for same is actually received by ENI or its Affiliates. Net Revenues from any sublicensee or distributor of ENI or any of ENI's Affiliates will be deemed to have been received by ENI or its Affiliates when consideration is actually received by ENI or its Affiliates from such sublicensee or distributor, and the total consideration received by ENI or its Affiliates from any such sublicensee or distributor will be allocated to Royalties on a pro rata basis vis-a-vis such total consideration, such that Royalties will accumulate proportionately as such total consideration is received by ENI or its Affiliates. For clarity, in no event shall the Royalties payable to the Payee exceed the Royalty Rate in any given year.

2.3   CURRENCY

      Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of Canada.

2.4   PAYMENT OF ROYALTIES

      Within 45 days after the end of each calendar year, ENI will pay to the Payee all Royalties due hereunder to the Payee in respect of such calendar year at the Payee's address given under Section 4.3. All payments of Royalties hereunder will be made by way of cheque or other form of payment acceptable to ENI and the Payee, and will be net of any tax that ENI is required to withhold under applicable law, provided that ENI provides Payee with a copy of such withholding tax calculation of the required payment. ENI will afford all necessary cooperation and support to Payee in order for Payee to obtain credit or reimbursement.

2.5   AUDIT RIGHTS

      No more frequently than once per year during the term of this Agreement, Persons including the Payee (collectively, the "AUDITING PARTY") who collectively are entitled to receive royalties from ENI of not less than - received by ENI or any Affiliate from the sale of Products worldwide will be entitled as a group to retain a reputable, independent certified public accounting firm (the "AUDITOR") reasonably acceptable to ENI solely for the purposes of auditing, at a mutually agreed upon time during normal business hours, only those records of ENI that are reasonably necessary to verify the Net Revenues and royalties payable to the members of the Auditing Party, including the Royalties payable to the Payee as provided for in this Agreement. Prior to the audit, ENI may require the Auditor to sign a confidentiality agreement reasonably acceptable to ENI. Such audit shall be conducted in accordance with generally accepted auditing standards. The Auditor will be entitled to disclose to the Auditing Party only whether or not ENI is in compliance with its payment obligations under this Agreement and, if ENI is not in compliance, the amount of any non-compliance. The Auditor will be precluded from disclosing any other confidential information of ENI to the Auditing Party without the prior written consent of ENI. In the event an audit reveals a shortfall in payment by ENI to the Payee, ENI will immediately pay the amount of the shortfall to the Payee. Each audit will only cover the prior 3 years under this Agreement.

2.6   FUTURE OPERATIONS OF ENI

      The Payee acknowledges that ENI will operate its business and commercialize Products in ENI's sole discretion, that ENI is not under any obligation to operate its business or commercialize Products in any particular manner, that there can be no assurance that any Royalties will be received, that ENI will have no obligation to operate its business or commercialize Products in order to maximize the amount of the Royalties, and that none of ENI, Transition or Bio owes a fiduciary duty or express or implied duty to the Payee, but instead the parties intend the express provisions of this Agreement to govern their contractual relationship.


                                    ARTICLE 3
                                      TERM

3.1   TERM

      This Agreement and ENI's obligations to pay Royalties to the Payee will terminate - years from the date of execution of this Agreement.

3.2   SURVIVAL OF TERMS

      All payment obligations accruing prior to the date of termination, and such other provisions as may reasonably be expected to remain in force, will survive the termination of this Agreement and will remain in full force and effect following such termination.


                                    ARTICLE 4
                                     GENERAL

4.1   GOVERNING LAW AND ATTORNMENT

      This Agreement will be governed by and construed in accordance with the substantive laws of Ontario and the federal laws of Canada applicable in Ontario, without regard to the conflict of law rules of Ontario that would apply a different body of law. The parties irrevocably submit to and accept generally and unconditionally the exclusive jurisdiction of the courts and appellate courts of Ontario with respect to any legal action or proceeding which may be brought at any time relating in any way to this Agreement.

4.2   ASSIGNMENT

      (a) This Agreement and any of its rights and obligations are freely assignable by Payee in whole or in part without the consent of ENI.

      (b) This Agreement is not assignable by ENI and/or Transition without the prior written consent of the Payee, except that, upon written notice to the Payee but without the Payee's consent, ENI and/or Transition may assign this Agreement in its entirety in connection with any transfer by ENI and/or Transition of all or substantially all of the commercialization rights, including Intellectual Property rights necessary to make, have made, use and sell the Products, in which case ENI and/or Transition will obtain the agreement of the assignee to assume the obligations of ENI and Transition under this Agreement on the same terms as this Agreement.

      (c) Upon effecting any permitted assignment under this Agreement, in connection with the sale of the commercialization rights as described in (b) above to an arms-length purchaser that assumes the obligations of ENI and Transition under this Agreement then Transition and the assigning party will be relieved and discharged from all liability and obligations in respect of the assigned rights and obligations, and the non-assigning party will look solely to the assignee with respect to all matters regarding such assigned rights and obligations.

      (d) Any attempt by any party to assign any of the rights or obligations of this Agreement except as permitted by this Agreement is void.

4.3         NOTICES

      Any notice, direction, request or other communication required or contemplated by any provision of this Agreement will be given in writing and will be given by delivering or faxing or emailing the same to the parties as follows:

      (a)   To ENI at:

      c/o Transition Therapeutics Inc.
      101 College Street, Suite 220
      Toronto, ON M5G 1L7


      Attention:  Dr. Tony Cruz
      Fax:        (416) 260-2886

      (b)   To the Payee at:

      The address specified in the Payee's
      Letter of Acceptance.

      Any such notice, direction, request or other communication will be deemed to have been given or made on the date on which it was delivered or, in the case of fax or email, on the next business day after receipt of transmission. Any party may change its fax number or address for service or email address from time to time by written notice in accordance with this Section.

      4.4   AMENDMENTS AND WAIVER

      No amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement will be deemed or will constitute a waiver of any other provision nor will any such waiver constitute a continuing waiver unless otherwise expressly provided.

4.5   ENTIRE AGREEMENT

      This Agreement supersedes all previous invitations, proposals, letters, correspondence, negotiations, promises, agreements, covenants, conditions, representations and warranties with respect to the subject matter of this Agreement. There is no representation, warranty, collateral term or condition or collateral agreement affecting this Agreement, other than as expressed in writing in this Agreement.

4.6   INVALIDITY OF PARTICULAR PROVISION

      If any provision of this Agreement or any part of any provision (in this Section called the "OFFENDING PROVISION") is declared or becomes unenforceable, invalid or illegal for any reason whatsoever including, without limiting the generality of the foregoing, a decision by any competent courts, legislation, statutes, bylaws or regulations or any other requirements having the force of law, then the remainder of this Agreement will remain in full force and effect as if this Agreement had been executed without the Offending Provision.

4.7   RELATIONSHIP

      Nothing in this Agreement will make or be construed to make the parties partners or agents of each other or to create any other relationship by which the acts of any party may bind the others or result in any liability to the other.

4.8   HEADINGS AND CAPTIONS

      The headings and captions of sections and paragraphs contained in this Agreement are all inserted for convenience of reference only and are not to be considered when interpreting this Agreement.

4.9   ENUREMENT

      Subject to the restrictions on transfer contained in this Agreement, this Agreement will enure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and permitted assigns.


TRANSITION THERAPEUTICS INC.                  ELLIPSIS NEUROTHERAPEUTICS INC.

Per:                                          Per:
     -----------------------------                 -----------------------------
                                                                             c/s

Per:                                          Per:
     -----------------------------                 -----------------------------




                               (End of Agreement.)

                                   EXHIBIT "B"

                   LETTER OF ACCEPTANCE AND TRANSMITTAL (ENI)

TO:   TRANSITION THERAPEUTICS INC.

The undersigned (the "OFFEREE") holder of a number of Common Shares (collectively, the "COMMON SHARES") of ENI indicated below hereby:

1. acknowledges receipt of the offer of Transition Therapeutics Inc. ("TRANSITION") dated February 24, 2006 (the "OFFER");

2. irrevocably agrees to the terms of and accepts the Offer and sells, assigns and transfers to Transition all right, title and interest of the Offeree in and to all of the Common Shares held by the Offeree, subject to the condition precedent that the closing of the purchase of Common Shares held by the Directors (as defined in the Offer) occurs as contemplated in the Share Purchase Agreement (also as defined in the Offer);

3. represents and warrants that it has good title to the Common Shares free and clear of all liens, charges and encumbrances and, subject to the approval of the board of directors of ENI, that it has full power and authority to sell, assign and transfer the Common Shares held by it and when the Common Shares are taken up and paid for by Transition, Transition will acquire good, marketable and unencumbered title to the Common Shares free and clear of all liens, restrictions, charges and encumbrances, and the same will not be subject to any adverse claim;

4. represents and warrants that, to the best of its knowledge, information and belief, there are no actions, suits, proceedings or claims existing or pending or threatened with respect to or in any manner challenging respective ownership of the ENI Shares or the sale of the ENI Shares pursuant to this Agreement;

5. covenants that it will execute, upon request, any additional documents reasonably necessary or desirable to complete the transaction contemplated herein; and

6.    covenants that it is (PLEASE CHECK ONE):

      _____ not a non-resident of Canada within the meaning of the Income Tax Act (Canada),

      _____  a non-resident of Canada with the meaning of the Income Tax Act
            (Canada), and is a resident of the United States of America, and as such covenants that the representations in Appendix "A" are true and correct as of the Closing Date and agrees to the Withholding Tax arrangement as set forth in Appendix "B".

By execution of this letter, the Offeree irrevocably appoints a director or officer of ENI as attorney of the Offeree, effective the date hereof, with full power of substitution, in the name and on behalf of the Offeree, to endorse the certificate(s) representing Common Shares held by the Offeree, attend at a closing of the purchase and sale of the Common Shares and accept the cash consideration payable under the Offer on behalf of the Offeree.

Capitalized terms used, but not defined, in this Letter of Acceptance and Transmittal which are defined in the Offer have the respective meanings set out in the Offer.

Each and every authority, whether as attorney or otherwise, herein conferred by the Offeree is irrevocable, is granted in consideration of the purchase of the Common Shares by Transition in accordance with the terms of the Offer, shall survive the death, insolvency, bankruptcy or incapacity of the Offeree and shall be binding upon the successors and assigns of the Offeree and upon the executors, administrators, committees, heirs and personal representatives of the undersigned.



                              DATED: ______________________, 2006.


                              --------------------------------------------------
                              Name of Offeree (Please Print)


                              --------------------------------------------------
                              Signature


                              --------------------------------------------------
                              Name of person signing (if Offeree is a company)



                              Address of Offeree

                              --------------------------------------------------

                              --------------------------------------------------

                              --------------------------------------------------

                              --------------------------------------------------


                              Number of Common Shares held by Offeree __________

                                  APPENDIX "A"

                        U.S. Representations & Warranties

1.    [it/he/she] is authorized to consummate the receipt of the Transition
      Shares;

2. [it/he/she] understands that the Transition Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any applicable state securities laws and that the contemplated [transfer/issuance] is being made in reliance on a private placement exemption to accredited investors (as such term is defined on Annex A hereto, "Accredited Investors");

3. [it/he/she] has had access to such additional information, if any, concerning Transition as it has considered necessary in connection with its investment decision to receive the Transition Shares;

4. [it/he/she] has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Transition Shares and is able to bear the economic risks of such investment;

5. [it/he/she] is an Accredited Investor and is acquiring the Transition Shares for its own account or for the account of an Accredited Investor as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition of the Transition Shares in violation of United States securities laws or applicable state securities laws;

6. [it/he/she] acknowledges that it has not purchased the Transition Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media have been invited by general solicitation or general advertising;

7. [it/he/she] agrees that if it decides to offer, sell or otherwise transfer any of the Transition Shares, such Transition Shares may be offered, sold or otherwise transferred only, (i) to Transition, (ii) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act or
      (iii) within the United States in accordance with one or more exemptions from registration under the 1933 Act, if available, and in compliance with any applicable state securities laws;

8. [it/he/she] understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing Transition Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend (the "U.S. LEGEND"):

      "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF TRANSITION THAT SUCH SECURITIES MAY

      BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO TRANSITION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH ONE OR MORE EXEMPTIONS FROM REGISTRATION UNDER THE 1933 ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT TRANSITION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM TRANSITION, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO TRANSITION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT.";

provided, that if Transition Shares are being transferred under paragraph
(7)(ii) above, and provided that Transition is a "foreign issuer" within the meaning of Regulation S at the time of sale, any such legend may be removed by providing a declaration to Transition to the effect set forth in Annex B hereto (or as Transition may prescribe from time to time); and provided, further, that, if any such Transition Shares are being transferred under paragraph (7)(iii) above, the legend may be removed by delivery to Transition of an opinion of counsel, of recognized standing reasonably satisfactory to Transition, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

9. [it/he/she] consents to Transition making a notation on its records or giving instructions to any transfer agent of the Transition Shares in order to implement the restrictions on transfer set forth and described herein; and

10. if required by applicable U.S. securities laws or by the U.S. Securities Exchange Commission, [it/he/she] will execute, deliver and file and otherwise assist Transition in filing reports, questionnaires, undertakings and other documents with respect to the transfer of the Transition Shares.

                                     ANNEX A

                        DEFINITION OF ACCREDITED INVESTOR

"Accredited Investor" means any entity which comes within any of the following categories:

11. Any bank as defined in Section 3(a)(2) of the 1933 Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the 1933 Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in
      Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

12. Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

13. Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000;

14. Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

15.   Any director or executive officer of Transition/Bio/ENI;

16. Any natural person with an individual net worth, or joint net worth with his or her spouse, at the time of purchase in excess of US$1,000,000;

17. Any natural person with an individual income in excess of US$200,000 in each of the last 2 years or joint income with his or her spouse in excess of US$300,000 in each of those years, and who reasonably expects to reach the same income level in the current year; or

18.   Any entity in which all of the equity owners are accredited investors.

As used herein, the term "net worth" means the excess of total assets over total liabilities. In computing net worth for the purpose of paragraph (6) above, the principal residence of the investor must be valued at cost, including cost of improvements, or at recently appraised value by an institutional lender making a secured loan, net of encumbrances. In determining income, an investor should add to adjusted gross income any amount attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, (2) alimony payments, and any amount by which income from long term capital gains has been reduced in arriving at adjusted gross income.

                                     ANNEX B

TO:  Transition Therapeutics Inc.

The undersigned (a) acknowledges that the sale of the securities of Transition Therapeutics Inc. (Transition") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act") and (b) certifies that (1) the undersigned is not an affiliate of Transition as that term is defined in the 1933 Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of The Toronto Stock Exchange, the Montreal Exchange, or the Canadian Venture Exchange or any other designated offshore securities market as defined in Regulation S under the 1933 Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.


Dated:
      -----------------------------------    -----------------------------------
                                             Name of Seller

                                             By:
                                                --------------------------------
                                                Name:
                                                Title:

                                  APPENDIX "B"

                                WITHHOLDING TAXES

1.    DEFINITIONS

      The following definitions shall apply to this Appendix "B":

      "AGREED REMITTANCE DATE" means the 28th day after the end of the month containing the Closing Date.

      "COMFORT LETTER" means a letter addressed to the Purchaser, the Non-Resident Vendor or counsel to the Non-Resident Vendor from the CRA which provides that any amount withheld by the Purchase is to be retained and not remitted to the Receiver General of Canada until such later date as may be specified by the CRA.

      "COMPLIANCE CERTIFICATE" has the meaning ascribed thereto in Section 2(a);

      "CRA" means the Canada Revenue Agency;

      "CRA REMITTANCE DATE" means the later of the Agreed Remittance Date and such date as may be specified later in writing by the CRA.

      "ESCROW AGENT" means Computershare Trust Company of Canada;

      "NON-RESIDENT" shall mean not resident in Canada for the purposes of the Tax Act;

      "NON-RESIDENT VENDORS" means the Bio Directors, the ENI Directors, the Warrant Holder, the Remaining Bio Shareholders and the Remaining ENI Shareholders who tender their respective ENI Shares and Bio Shares in accordance with this Appendix "B" and who are Non-Residents;

      "PURCHASE PRICE" means the purchase consideration paid to the Vendors in accordance with the Share Purchase Agreement;

      "TAX ACT" shall mean the Income Tax Act (Canada) and the Income Tax Act Regulations, as amended from time to time or publicly proposed to be amended to the date of this Appendix "B";

      "TAX AMOUNT" has the meaning ascribed thereto in Section 2(f); and

      "TRANSACTION" has the meaning ascribed thereto in Section 2(a).

2.    WITHHOLDING TAXES

      (a) The Purchaser and the Non-Resident Vendors acknowledge that, pursuant to Section 116 of the Tax Act, in respect of purchase and sale of the Purchased Shares contemplated herein (the "TRANSACTION"), the Purchaser is entitled to withhold and must remit to the Receiver General of Canada the prescribed percentage of the amount, if any, by which the Purchase Price payable to a Non-Resident Vendor exceeds the certificate limit set out in a certificate of compliance (a "COMPLIANCE CERTIFICATE") obtained from the CRA by a Non-Resident Vendor for the purposes of
            Section 116 of the Tax Act in respect of the Transaction;

      (b) To ensure that the Purchaser will be able to meet its withholding requirements as outlined in Section 22(a) of this Appendix "B" the Purchaser shall deposit all of the Transition Shares to which a Non-Resident Vendor is entitled with the Escrow Agent who will pool all such Transition Shares and the Purchaser shall be entitled to instruct the Escrow Agent to sell a sufficient number of the Transition Shares in accordance with Sections 2(e) and 2(g) of this Appendix "B" on deposit with the Escrow Agent, net of transaction costs, to which the Non-Resident Vendor is otherwise entitled, that will enable the Purchaser to meet its withholding requirements as outlined in Section 2(a) of this Appendix "B";

      (c) Notwithstanding Section 2(a) of this Appendix "B" and Section 2(b) of this Appendix "B", the Purchaser and the Non-Resident Vendors acknowledge that some or all of the Non-Resident Vendors may not be able to provide a Compliance Certificate to the Purchaser at or prior to the Closing Date, and the Purchaser and the Non-Resident Vendors wish to provide a mechanism to allow the Non-Resident Vendors to attempt to obtain a Compliance Certificate prior to the expiry of the statutory period by which the remittance of the withholding taxes, if any, is required to be paid to the Receiver General of Canada;

      (d) If the CRA indicates that payment of an amount (the "TAX AMOUNT") would allow the CRA to issue a Compliance Certificate with a certificate limit equal to the Purchase Price payable to a Non-Resident Vendor, the Purchaser, upon receipt of a written direction signed by the Non-Resident Vendor to that effect, shall pay the Tax Amount to the CRA from any amount so withheld or, at the request of the Non-Resident Vendor, shall release and forward the Tax Amount to the Non-Resident Vendor's counsel on the trust condition that such funds be used for the sole purpose of making the aforementioned payment to the CRA and, upon delivery of the resultant Compliance Certificate to the Purchaser, the balance of the funds so withheld shall be released to the Non-Resident Vendor;

      (e) Where the Non-Resident Vendor delivers to the Purchaser a Compliance Certificate issued by the Minister of National Revenue under subsection 116(2) of the Tax Act, the Purchaser:

            (i) may, if the Purchaser has not received a Comfort Letter within 10 days prior to the Agreed Remittance Date, instruct the Escrow Agent to sell a sufficient number of the Transition Shares, to which the Non-Resident Vendor is otherwise entitled and on deposit with the Escrow Agent, to pay, net of transaction costs, the amount described in Section 2(e)(ii) of this Appendix "B";

            (ii) shall pay on the CRA Remittance Date to the Receiver General of Canada 25% of the amount, if any, by which the Purchase Price exceeds the certificate limit fixed in such Compliance Certificate; and

            (iii) shall pay within 2 days following the CRA Remittance Date to the Non-Resident Vendor any amount that the Purchaser has withheld and is not required to pay to the Receiver General of Canada in accordance with Section 2(e)(ii) of this Appendix "B";

      (f) Where the Non-Resident Vendor delivers to the Company a Compliance Certificate issued by the Minister of National Revenue under subsection 116(4) of the Tax Act prior to the CRA Remittance Date, the Purchaser shall pay to the Non-Resident Vendor forthwith all amounts the Purchaser has withheld in respect of the Non-Resident Vendor;

      (g) Where no Compliance Certificate has been delivered to the Purchaser by the Non-Resident Vendor, the Purchaser:

            (i) may, if the Purchaser has not received a Comfort Letter within 10 days prior to the Agreed Remittance Date, instruct the Escrow Agent to sell a sufficient number of the Transition Shares, to which the Non-Resident Vendor is otherwise entitled and on deposit with the Escrow Agent, to pay, net of transaction costs, the amount described in Section 2(g)(ii) 2(g)(ii)of this Appendix "B";

            (ii) shall pay on the CRA Remittance Date to the Receiver General of Canada 25% of the Purchase Price payable to that Non-Resident Vendor; and

            (iii) shall pay within 2 days following the CRA Remittance Date to the Non-Resident Vendor any amount that the Purchaser has withheld and is not required to pay to the Receiver General of Canada in accordance with Section 2(g)(ii) of this Appendix "B";

      (h) The Purchaser shall not remit the amounts referred to in Section 2(e) of this Appendix "B" and Section 2(g) of this Appendix "B" on the Agreed Remittance Date if a Comfort Letter is delivered to the Purchaser prior to the Agreed Remittance Date, in which case the Purchaser shall not remit such amounts prior to the CRA Remittance Date.

      (i) Any amount paid by the Purchaser to the Receiver General of Canada under Section 2(e) of this Appendix "B" or under Section 2(g) of this Appendix "B" shall constitute a payment made by the Purchaser to the Non-Resident Vendor on account of the Purchase Price.

      (j) Transition Shares subject to this Article 2 hereof shall not bear the U.S. Legend or other resale restriction legend unless they are released from Escrow to the respective Non-Resident Vendor. All Transition Shares sold by the Escrow Agent pursuant to Section 2(e) and 2(g) shall not bear the U.S. Legend or other resale restriction legend.

      (k) While the Escrow Agent will take reasonable steps to sell such withheld Transition Shares in an orderly manner, the Purchaser makes no assurance as to the price that will be received in respect of such sales and the Purchaser will not be liable in any manner in respect of the sale procedure, terms, timing or purchase price received for such withheld Transition Shares.

                                   EXHIBIT "C"

                        PROPORTIONATE INTEREST IN ROYALTY

-

                                  SCHEDULE "F"

                           WORKING CAPITAL CALCULATION
                           ---------------------------

(as per the attached pages)

                              1255205 ONTARIO INC.
                             WORKING CAPITAL BALANCE

                                        -


-

                         ELLIPSIS NEUROTHERAPEUTICS INC.
                             WORKING CAPITAL BALANCE

                                        -

                                  SCHEDULE "G"

                 SHAREHOLDINGS AND CONSIDERATION TO BE RECEIVED
                 ----------------------------------------------

(as per the attached pages)

-

                                  SCHEDULE "H"

                            FORM OF ROYALTY AGREEMENT
                            -------------------------

(as per the attached pages)

                               ROYALTY AGREEMENT

TO:                 - (the "PAYEE")

FROM: ELLIPSIS NEUROTHERAPEUTICS INC. ("ENI"), TRANSITION THERAPEUTICS INC. ("TRANSITION")

DATE:               March 10, 2006


BACKGROUND

1. Pursuant to the terms of an offer made by Transition and accepted by the Payee by way of a letter of acceptance dated - (the "LETTER OF ACCEPTANCE"), Transition has agreed to purchase and the Payee has agreed to sell all of the Payee's shares in ENI and/or 1255205 Ontario Inc. ("BIO") and/or 1255206 Ontario Inc.

2. As part of the consideration for the purchase and sale of the Payee's shares, Transition has agreed to cause ENI to enter into this Agreement with the Payee, and the Payee has agreed to enter into this Agreement with ENI, to provide for the payment by ENI to the Payee of the Royalties (as defined below) in accordance with the terms of this Agreement.


AGREEMENT


                                    ARTICLE 1
                                   DEFINITIONS

1.1   DEFINITIONS

      In this Agreement, including the recitals and the schedules, the following words and expressions have the following meanings unless the context otherwise requires:

(a) "AFFILIATE" of any Person means any other Person which, directly or indirectly, controls or is controlled by or is under common control with such Person, and for the purposes of this definition "CONTROL" (including correlative meanings of the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or by contract or otherwise;

(b) "INTELLECTUAL PROPERTY" means any intellectual property rights in the AZD-103 (-, including (i) all domestic and foreign patents and applications therefor and all reissues, divisions, continuations, renewals, extensions and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data, and schematics, and all documentation relating to any of the foregoing; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all designs and any registrations and applications therefor; (v) all software (both source code and object code form) and any proprietary rights in such software, including documentation and other materials related thereto; (vi) all income, royalties, damages and payments now and hereafter due and/or payable with respect to any of the foregoing, including, without limitation, damages and payments for past or future infringements or misappropriations thereof; and (vii) all rights to sue for past, present and future infringements or misappropriations of any of the foregoing.

(c)   "LETTER OF ACCEPTANCE" has the meaning provided in the recitals;

(d) "NET REVENUES" in respect of Products sold in normal arm's-length commercial transactions between parties which are not Affiliates, means the gross revenues from Products sold at the genuine selling price at which customers are billed in the usual course of business, less usual commissions, discounts, refunds, allowances, replacements, or credits allowed to purchasers for return or recall of the Products, less all distribution costs (except that any such distribution costs shall not exceed 1.5% of such gross revenues), freight and insurance costs incurred in respect of Products, and less all sales and use taxes, customs duties, and any other governmental tax or charge (except income tax) imposed on or at the time of the production, importation, use or sale of the Products. A sale or transfer to an Affiliate for resale by such Affiliate shall not be considered a sale for purposes of this provision, but the resale by such Affiliate to a third party shall be a sale for such purposes;

(e) "PERSON" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture or other entity;

(f)   "PRODUCTS" means the compound AZD-103 -;

(g)   "ROYALTIES" has the meaning provided in Section 2.1;

(h)   "ROYALTY COMMENCEMENT DATE" means -; and

(i) "ROYALTY RATE" means, in respect of each calendar year or part thereof and considered on a year to year basis, -.


                                    ARTICLE 2
                                    ROYALTIES

2.1   ROYALTIES

      Transition will pay, or will cause ENI its Affiliates, sub-licensees and distributors to pay to the Payee, subject to the terms of this Agreement and the terms of the Letter of Acceptance, royalties ("ROYALTIES") at the Royalty Rate on Net Revenues from the sale of Products worldwide made after the Royalty Commencement Date. For clarity, the Payee will be entitled to receive Royalties based on Net Revenues realized only by ENI, its Affiliates or any sublicensee or distributor of ENI or its Affiliates in accordance with Section 2.2.

2.2   EARNING OF NET REVENUES BY ENI AND ITS AFFILIATES

      Net Revenues from sales of Products by ENI or any of its Affiliates will be deemed to been received by ENI or any of its Affiliates when Products are billed out or invoiced and consideration for same is actually received by ENI or its Affiliates. Net Revenues from any sublicensee or distributor of ENI or any of ENI's Affiliates will be deemed to have been received by ENI or its Affiliates when consideration is actually received by ENI or its Affiliates from such sublicensee or distributor, and the total consideration received by ENI or its Affiliates from any such sublicensee or distributor will be allocated to Royalties on a pro rata basis vis-a-vis such total consideration, such that Royalties will accumulate proportionately as such total consideration is received by ENI or its Affiliates. For clarity, in no event shall the Royalties payable to the Payee exceed the Royalty Rate in any given year.

2.3   CURRENCY

      Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of Canada.

2.4   PAYMENT OF ROYALTIES

      Within 45 days after the end of each calendar year, ENI will pay to the Payee all Royalties due hereunder to the Payee in respect of such calendar year at the Payee's address given under Section 4.3. All payments of Royalties hereunder will be made by way of cheque or other form of payment acceptable to ENI and the Payee, and will be net of any tax that ENI is required to withhold under applicable law, provided that ENI provides Payee with a copy of such withholding tax calculation of the required payment. ENI will afford all necessary cooperation and support to Payee in order for Payee to obtain credit or reimbursement.

2.5   AUDIT RIGHTS

      No more frequently than once per year during the term of this Agreement, Persons including the Payee (collectively, the "AUDITING PARTY") who collectively are entitled to receive royalties from ENI of not less than - received by ENI or any Affiliate from the sale of Products worldwide will be entitled as a group to retain a reputable, independent certified public accounting firm (the "AUDITOR") reasonably acceptable to ENI solely for the purposes of auditing, at a mutually agreed upon time during normal business hours, only those records of ENI that are reasonably necessary to verify the Net Revenues and royalties payable to the members of the Auditing Party, including the Royalties payable to the Payee as provided for in this Agreement. Prior to the audit, ENI may require the Auditor to sign a confidentiality agreement reasonably acceptable to ENI. Such audit shall be conducted in accordance with generally accepted auditing standards. The Auditor will be entitled to disclose to the Auditing Party only whether or not ENI is in compliance with its payment obligations under this Agreement and, if ENI is not in compliance, the amount of any non-compliance. The Auditor will be precluded from disclosing any other confidential information of ENI to the Auditing Party without the prior written consent of ENI. In the event an audit reveals a shortfall in payment by ENI to the Payee, ENI will immediately pay the amount of the shortfall to the Payee. Each audit will only cover the prior 3 years under this Agreement.

2.6   FUTURE OPERATIONS OF ENI

      The Payee acknowledges that ENI will operate its business and commercialize Products in ENI's sole discretion, that ENI is not under any obligation to operate its business or commercialize Products in any particular manner, that there can be no assurance that any Royalties will be received, that ENI will have no obligation to operate its business or commercialize Products in order to maximize the amount of the Royalties, and that none of ENI, Transition or Bio owes a fiduciary duty or express or implied duty to the Payee, but instead the parties intend the express provisions of this Agreement to govern their contractual relationship.


                                    ARTICLE 3
                                      TERM

3.1   TERM

      This Agreement and ENI's obligations to pay Royalties to the Payee will terminate - years from the date of execution of this Agreement.

3.2   SURVIVAL OF TERMS

      All payment obligations accruing prior to the date of termination, and such other provisions as may reasonably be expected to remain in force, will survive the termination of this Agreement and will remain in full force and effect following such termination.


                                    ARTICLE 4
                                     GENERAL

4.1   GOVERNING LAW AND ATTORNMENT

      This Agreement will be governed by and construed in accordance with the substantive laws of Ontario and the federal laws of Canada applicable in Ontario, without regard to the conflict of law rules of Ontario that would apply a different body of law. The parties irrevocably submit to and accept generally and unconditionally the exclusive jurisdiction of the courts and appellate courts of Ontario with respect to any legal action or proceeding which may be brought at any time relating in any way to this Agreement.

4.2   ASSIGNMENT

      (a) This Agreement and any of its rights and obligations are freely assignable by Payee in whole or in part without the consent of ENI.

      (b) This Agreement is not assignable by ENI and/or Transition without the prior written consent of the Payee, except that, upon written notice to the Payee but without the Payee's consent, ENI and/or Transition may assign this Agreement in its entirety in connection with any transfer by ENI and/or Transition of all or substantially all of the commercialization rights, including Intellectual Property rights necessary to make, have made, use and sell the Products, in which case ENI and/or Transition will obtain the agreement of the assignee to assume the obligations of ENI and Transition under this Agreement on the same terms as this Agreement.

      (c) Upon effecting any permitted assignment under this Agreement, in connection with the sale of the commercialization rights as described in (b) above to an arms-length purchaser that assumes the obligations of ENI and Transition under this Agreement then Transition and the assigning party will be relieved and discharged from all liability and obligations in respect of the assigned rights and obligations, and the non-assigning party will look solely to the assignee with respect to all matters regarding such assigned rights and obligations.

      (d) Any attempt by any party to assign any of the rights or obligations of this Agreement except as permitted by this Agreement is void.

4.3   NOTICES

      Any notice, direction, request or other communication required or contemplated by any provision of this Agreement will be given in writing and will be given by delivering or faxing or emailing the same to the parties as follows:

      (a)   To ENI at:

      c/o Transition Therapeutics Inc.
      101 College Street, Suite 220
      Toronto, ON M5G 1L7

      Attention:    Dr. Tony Cruz
      Fax:          (416) 260-2886


      (b)   To the Payee at:


      The address specified in the Payee's
      Letter of Acceptance.


      Any such notice, direction, request or other communication will be deemed to have been given or made on the date on which it was delivered or, in the case of fax or email, on the next business day after receipt of transmission. Any party may change its fax number or address for service or email address from time to time by written notice in accordance with this Section.

4.4   AMENDMENTS AND WAIVER

      No amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement will be deemed or will constitute a waiver of any other provision nor will any such waiver constitute a continuing waiver unless otherwise expressly provided.

4.5   ENTIRE AGREEMENT

      This Agreement supersedes all previous invitations, proposals, letters, correspondence, negotiations, promises, agreements, covenants, conditions, representations and warranties with respect to the subject matter of this Agreement. There is no representation, warranty, collateral term or condition or collateral agreement affecting this Agreement, other than as expressed in writing in this Agreement.

4.6   INVALIDITY OF PARTICULAR PROVISION

      If any provision of this Agreement or any part of any provision (in this Section called the "OFFENDING PROVISION") is declared or becomes unenforceable, invalid or illegal for any reason whatsoever including, without limiting the generality of the foregoing, a decision by any competent courts, legislation, statutes, bylaws or regulations or any other requirements having the force of law, then the remainder of this Agreement will remain in full force and effect as if this Agreement had been executed without the Offending Provision.

4.7   RELATIONSHIP

      Nothing in this Agreement will make or be construed to make the parties partners or agents of each other or to create any other relationship by which the acts of any party may bind the others or result in any liability to the other.

4.8   HEADINGS AND CAPTIONS

      The headings and captions of sections and paragraphs contained in this Agreement are all inserted for convenience of reference only and are not to be considered when interpreting this Agreement.

4.9   ENUREMENT

      Subject to the restrictions on transfer contained in this Agreement, this Agreement will enure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and permitted assigns.


TRANSITION THERAPEUTICS INC.                 ELLIPSIS NEUROTHERAPEUTICS INC.

Per: __________________________              Per:  _____________________________
                                                                             c/s

Per:  __________________________             Per:  _____________________________



                               (End of Agreement.)

                                  SCHEDULE "I"

                           BIO ASSETS AND LIABILITIES
                           --------------------------

(as per the attached pages)

                             ASSETS AND LIABILITIES

-


                                      I-2